                                                                      EXHIBIT 13


                                [SEPRACOR LOGO]






        Sepracor Inc., 111 Locke Drive, Marlborough, Massachusetts 01752

Feeling Better

[FEELING BETTER PHOTO]

Is Our Business

[IS OUR BUSINESS PHOTO]

1997 Annual Report

[SEPRACOR LOGO]

                  SEPRACOR is a specialty pharmaceutical company that develops and commercializes potentially improved versions of widely-prescribed drugs. Referred to as Improved Chemical Entities ("ICEs"), Sepracor's ICE(TM) Pharmaceuticals are being developed as proprietary, single-isomer or active-metabolite versions of these leading drugs. ICE Pharmaceuticals are designed to offer meaningful improvements in patient outcome through reduced side effects, increased therapeutic efficacy, or improved dosage forms. In some cases, our ICE Pharmaceuticals may provide an opportunity for additional indications. - Sepracor plans to market its ICE Pharmaceuticals directly where its specialty sales force can significantly penetrate target markets. For drugs and markets requiring substantial field sales support and extensive marketing resources, Sepracor seeks co-promotion, co-development, and licensing arrangements with

                            [SEPRACOR PRODUCT CHART]


 SEPRACOR PRODUCT           Parent Drug                                                      NDA       TARGET
                                            CHEMISTRY  PRECLINICAL  PHASE I/II  PHASE III   REVIEW     LAUNCH
   FEXOFENADINE  ALLEGRA(R) - Seldane(R)                                                                 `96
LEVALBUTEROL - Ventolin(R) /Proventil(R)                                                                 `98
             NORASTEMIZOLE - Hismanal(R)                                                                 `00
  (R,R)-FORMOTEROL - Foradil(R)/Atock(R)                                                                 `01
            (S)-OXYBUTYNIN - Ditropan(R)                                                                 `00
              (S)-FLUOXETINE - Prozac(R)
    (R)-KETOPROFEN - Orudis(R)/Actron(R)
  DESCARBOETHOXYLORATADINE - Claritin(R)
              (S)-DOXAZOSIN - Cardura(R)
     (2R, 4S)-ITRACONAZOLE - Sporanox(R)
              (R)-KETOROLAC - Toradol(R)
               (R)-BUPROPION - Zyban(TM)
             (-)-CERTIRIZINE - Zyrtec(R)
              (R)-FLUOXETINE - Prozac(R)
          (S)-LANSOPRAZOLE - Prevacid(R)
             NORCISAPRIDE - Propulsid(R)
             (R)-ONDANSETRON - Zofran(R)
         (-)-PANTOPRAZOLE - Pantozol(TM)
            (S)-SIBUTRAMINE - Meridia(R)
              (S)-ZOPICLONE - Imovane(R)

leading pharmaceutical companies. These partners provide the development and marketing resources to expand market penetration. - In 1993, Sepracor licensed its U.S. patents covering fexofenadine to Hoechst Marion Roussel, Inc. ("HMRI"), which developed and launched the drug. Marketed as Allegra(R) by HMRI, the drug is indicated for allergic conditions, but avoids the cardiovascular side effects associated with its parent drug, terfenadine (Seldane(R)). - Currently, Sepracor's New Drug Application (NDA) for levalbuterol HCl inhalation solution, the single-isomer version of the widely-sold bronchodilator, racemic albuterol, is being reviewed by the FDA. Racemic albuterol is marketed as Ventolin(R) by Glaxo-Wellcome and as Proventil(R) by Schering-Plough. -Sepracor recently completed a large-scale clinical trial for norastemizole, an active-metabolite of astemizole, marketed as Hismanal(R) by Johnson & Johnson. This study included 750 patients, and was conducted in 30 U.S. sites. Phase I and Phase II clinical trials indicate that norastemizole is a potentially safe and efficacious non-sedating antihistamine. - Sepracor has six ICE Pharmaceuticals in human clinical trials and thirteen additional active-metabolite or single-isomer drugs are undergoing preclinical investigation.



                               [BACKGROUND PHOTO]

TO OUR SHAREHOLDERS: Nineteen ninety-seven was a year of considerable accomplishments for Sepracor. Our Annual Report describes the Company's progress in building a leading specialty pharmaceutical company based on our strategy of developing and commercializing ICETM Pharmaceuticals. ICEs are potentially improved single-isomer or active-metabolite versions of existing drugs. The estimated worldwide sales of the parent compounds of Sepracor's product pipeline exceeded $12 billion in 1997. - SEPRACOR ACHIEVED SIGNIFICANT CLINICAL AND COMMERCIAL MILESTONES IN 1997. A New Drug Application for levalbuterol was submitted to the U.S. Food and Drug Administration. We also completed a 750-patient, Phase II/III study for norastemizole, a potential third generation nonsedating antihistamine. In addition, we initiated clinical trials of both our long-acting beta agonist (R,R)-formoterol, for the treatment of asthma, and our urinary incontinence compound, (S)-oxybutynin. - WE HAVE SUBSTANTIALLY INCREASED THE VALUE OF OUR ANTIHISTAMINE PORTFOLIO THROUGH TWO MAJOR CORPORATE COLLABORATIONS IN 1997 AND EARLY 1998. Sepracor signed a licensing agreement in the fourth quarter of 1997 with Schering-Plough Corporation for the development of DCL, an active metabolite of the leading antihistamine Claritin(R). Pursuant to that agreement, Sepracor will be entitled to receive royalties beginning upon product launch. Under this agreement, Schering-Plough is developing DCL and intends to market the product worldwide. This potentially more potent antihistamine may serve as a new platform for extending the lifecycle of the Claritin(R) franchise. In addition, in the first quarter of 1998, we announced a collaboration with Janssen Pharmaceutica, N.V., a wholly-owned subsidiary of Johnson & Johnson, for the development and marketing of norastemizole. - THIS YEAR, WE HAVE SEEN A CONTINUED VALIDATION OF SEPRACOR'S ICE PHARMACEUTICAL STRATEGY. While Sepracor is leading the emerging industry trend to develop single-isomer or active-metabolite versions of existing compounds, major pharmaceutical companies have also validated this strategy. For example, Johnson & Johnson successfully launched Levaquin(R), the single-isomer of the quinolone antibiotic ofloxacin, which has a broader spectrum of activity than its parent drug.

SEPRACOR SALES FORCE GROWTH


                      [SEPRACOR SALES FORCE GROWTH CHART]

PLANNED ICE PHARMACEUTICAL INTRODUCTION SCHEDULE AND SEPRACOR RESPIRATORY SALES FORCE BUILD


SEPRACOR
   SALES
   FORCE                                                                                                      (R,R)-formoterol
                                                                                                             Dry Powder Inhaler


     200                                                                      Levalbuterol       (R,R)-formoterol
                                                                            Dry Powder Inhaler

                                                            Norastemizole      Norastemizole
                                                                            with Decongestant
     150                                                    Levalbuterol
                                                      Metered Dose Inhaler
                                        Levalbuterol
                                    Sustained Release

     100               Levalbuterol
                          Oral

           Levalbuterol
       0     Nebule
          YEAR         1998        1999             2000                 2001                2002                2003

Marketed by Daiichi, this new anti-infective is already one of the largest pharmaceutical products in Japan. Astra announced its intention to develop the single-isomer version of Prilosec(R), the world's largest selling drug in 1997, which may offer improved efficacy. In addition, Hoechst Marion Roussel successfully completed its market conversion of the Seldane(R) franchise to Allegra(R), which does not exhibit the cardiovascular side effects associated with the parent drug. - OUR ICE PHARMACEUTICALS ARE NOW PROGRESSING FROM THE CLINICAL TRIAL PHASE TO FDA REVIEW, AND FINALLY, TO THE MARKETPLACE. The Company's strategy for commercializing its ICE Pharmaceuticals includes licensing agreements, co-promotion collaborations with major pharmaceutical companies, and direct marketing through one or more specialty sales forces. - Levalbuterol, under review by the FDA, would be the first drug to be sold by our respiratory sales force. Sepracor plans to launch levalbuterol in the second half of 1998. In the future, Sepracor plans to introduce other drugs to be sold by the Company's respiratory sales force, such as norastemizole and (R,R)-formoterol. - Sepracor's agreement with Janssen illustrates our co-promotion strategy. In February 1998, the companies announced an agreement for the joint development and marketing of norastemizole. Sepracor has retained the right to co-promote the product in the United States. - OUR DRUG DISCOVERY EFFORTS ALSO HAVE BEGUN TO SHOW RESULTS. We are combining Sepracor's combinatorial chemistry and high-throughput screening expertise with known biological and new genomic-identified drug targets. Sepracor has discovered lead compounds that when further developed, could complement our ICE Pharmaceutical pipeline in the years to come. - Sepracor's consolidated cash position has never been stronger. For the year ended December 31, 1997, the Company had $92.6 million in consolidated cash and marketable securities. In February 1998, Sepracor completed a $189 million offering of convertible subordinated debentures. With approximately $275 million in cash and marketable securities following our recent financing, Sepracor is well positioned to continue developing and marketing its respiratory product line. In addition to these products, we are initiating development of several candidates in the fields of psychiatry/neurology and urology/gastroenterology. - We congratulate Sepracor's shareholders, partners, and employees on an excellent year. We look forward to sharing Sepracor's clinical and commercial successes with you throughout the coming year.

[PHOTO of Timothy J. Barberich]

Sincerely,

/s/ Timothy J. Barberich

Timothy J. Barberich

President and Chief Executive Officer

Sepracor's
ICE(TM) Strategy

CHIRAL CHEMISTRY FORMS THE BASIS OF OUR ICE(TM)STRATEGY. Chiral molecules exist in mirror-image forms called optical isomers. Often only one optical isomer of the pair in a chiral drug is responsible for the drug's efficacy. The other may be inert or may cause undesirable side effects. Many established drugs on the market today are racemic mixtures with equal amounts of two isomers, an
(R)-isomer and an (S)-isomer. The United States Food and Drug Administration's 1992 published stereoisomer policy guidelines have encouraged the development of optically pure drugs by suggesting that drug makers submit analyses on the pharmacological activities of each isomer of a new racemic drug candidate.


                               [MOLECULE GRAPHIC]

SEPRACOR'S ICE(TM) PHARMACEUTICALS HAVE THE POTENTIAL TO BE PURER, SAFER, OR MORE POTENT VERSIONS OF THEIR PARENT DRUG COMPOUNDS. Since the parent drugs have well-known efficacy and safety profiles, ICE Pharmaceuticals generally can be developed significantly faster, at lower cost, and with decreased regulatory risk than new chemical entities. In addition, established franchises of the parent compounds, combined with long-term patent protection, provide a strong indicator of the market potential for ICE Pharmaceuticals. - SINGLE-ISOMER ICE PHARMACEUTICALS. Racemic drugs exist in mirror-image forms called isomers, designated as (R) and (S). Often only one isomer of a racemic drug is therapeutically active. The other isomer may be inert or may cause undesirable side effects. Racemic albuterol, a widely-prescribed asthma bronchodilator, consists of equal amounts of two isomers, (R)-albuterol and (S)-albuterol. - Sepracor's development of the single-isomer version of racemic albuterol illustrates the potential benefits of purification. Based on preclinical and clinical research, Sepracor has demonstrated that racemic albuterol's therapeutic effect resides exclusively in the (R)-isomer. Scientific data have suggested the (S)-isomer may cause detrimental airway hyperreactivity. Sepracor is developing levalbuterol ((R)-albuterol) as a pure and potentially more efficacious single-isomer version of the racemic bronchodilator. - ACTIVE-METABOLITE ICE PHARMACEUTICALS. An active metabolite is a therapeutically active compound produced when a drug is metabolized in the body. Most drugs administered to treat diseases are transformed (metabolized) within the body into a variety of related forms (metabolites), some of which have therapeutic activity. - For example, fexofenadine is an active metabolite of the former best-selling nonsedating antihistamine Seldane(R) (terfenadine). Toxic levels of terfenadine can accumulate in the body when certain other medications interfere with its metabolism. Fexofenadine is marketed as Allegra(R) by HMRI under a patent licensing agreement with Sepracor. Allegra does not exhibit the rare but serious cardiac toxicity associated with its parent drug. - The following pages in this report discuss the clinical and commercial progress of Sepracor's ICE Pharmaceuticals.

Respiratory Therapy                          [DOG WALK PHOTO]
Allergy

ICE PHARMACEUTICALS FOR ALLERGY



ICE PHARMACEUTICALS                                  PARENT DRUG        EXPECTED      DEVELOPMENT
Potential Benefit of Sepracor Candidate              Current Marketer   INDICATION    STAGE
FEXOFENADINE (ALLEGRA(R))                            Seldane(R)         Allergy       Launched
nonsedating antihistamine with                       HMRI
reduced cardiovascular side effects

NORASTEMIZOLE                                        HISMANAL(R)        Allergy       Phase II/III
nonsedating antihistamine with                       J & J
improved potency, rapid onset,
longer duration, reduced cardiovascular
side effects

DESCARBOETHOXYLORATADINE (DCL)                       CLARITIN(R)        Allergy       Preclinical
nonsedating antihistamine with                       Schering-Plough
improved potency

(-)-CERTIRIZINE                                      ZYRTEC(R)          Allergy       Preclinical
antihistamine without sedation                       Pfizer/UCB



1997 WORLDWIDE SALES TO TREAT ALLERGIES WERE APPROXIMATELY $3 BILLION*

[PIE CHART]

ALLEGRA(R)
(SELDANE(R))
$400 MILLION


HISMANAL(R)
$150 MILLION


CLARITIN(R)
$1.7 BILLION


ZYRTEC(R)
$550 MILLION


* INCLUDES RELATED BRANDS

OVER 40 MILLION AMERICANS SUFFER FROM SEASONAL ALLERGIC RHINITIS (HAY FEVER), AN ALLERGY TO AIRBORNE POLLENS. Symptoms include runny nose, watery eyes, and scratchy throat. Nonsedating antihistamines, such as Claritin(R) and Allegra(R), provide relief to allergy sufferers without causing drowsiness. Worldwide sales of nonsedating antihistamines were approximately $3 billion in 1997. Sales are forecasted to double to $6 billion in the next five years. - ALLEGRA...IMPROVED SELDANE(R) WITHOUT CARDIOTOXICITY. In 1993, Sepracor licensed its U.S. patents covering fexofenadine to HMRI, which developed the drug and launched it in late 1996 as Allegra, a nonsedating antihistamine. While Sepracor is entitled to receive royalty payments upon the expected expiration in 2001 of HMRI's composition-of-matter patent covering fexofenadine, the right to receive royalties is subject to successful resolution of a pending patent interference action. (See Sepracor Inc. Notes to Consolidated Financial Statements, N-Litigation). - NORASTEMIZOLE...A POTENTIALLY SAFER AND MORE POTENT THIRD GENERATION NONSEDATING ANTIHISTAMINE. Janssen Pharmaceutica N.V.'s product, Hismanal(R) (astemizole), has a "black box" warning in its product labeling alerting physicians to serious cardiac side effects and the drug-drug interactions. In February 1998, Sepracor and Janssen, a wholly-owned subsidiary of Johnson & Johnson, announced an agreement under which the companies will jointly fund the development of Sepracor's ICE Pharmaceutical, norastemizole, one of the major metabolites of Hismanal. This development and commercialization agreement gives Janssen an option to acquire certain rights in the U.S. and abroad. Sepracor retains the right to co-promote norastemizole in the U.S. Sepracor's first 750-patient, 30-center, Phase III seasonal allergic rhinitis clinical trial has been completed. - DCL... METABOLITE OF CLARITIN WITH THE POTENTIAL FOR GREATER POTENCY. Loratadine, marketed by Schering Corporation as Claritin, is the world's largest-selling nonsedating antihistamine. Claritan sales rose 50% in 1997 to total $1.7 billion worlwide. Loratadine's active metabolite, DCL (descarboethoxyloratadine), has been shown in preclinical studies to offer the potential for greater potency than other commercial antihistamines. - In December 1997, Sepracor and Schering-Plough entered into an agreement which gives Schering-Plough exclusive worldwide rights to Sepracor's patents covering DCL. Under this agreement, Schering-Plough is developing DCL and intends to market the product worldwide. Based on its potential as a more potent antihistamine, DCL could serve as a platform for the evolution of the Claritin franchise. Sepracor is entitled to royalty payments upon the initial sale of the product.

Respiratory Therapy        [KID IN POOL PHOTO]
Asthma

ICE PHARMACEUTICALS FOR ASTHMA

ICE PHARMACEUTICALS                        PARENT DRUG         EXPECTED       DEVELOPMENT
Potential Benefit of Sepracor Candidate    Current Marketer    INDICATION     STAGE

LEVALBUTEROL                               VENTOLIN(R)/         Asthma        NDA filed
bronchodilator with improved               PROVENTIL(R)
safety and efficacy                        Glaxo-Wellcome,
                                           Schering-Plough
                                           and generics

(R,R) - FORMOTEROL                         FORADIL(R)/          Asthma        Phase I/II
bronchodilator with rapid onset            ATOCK(R)
and longer duration                        Novartis/
                                           Yamanouchi


1997 WORLDWIDE SALES OF SHORT-ACTING AND LONG-ACTING BRONCHODILATORS FOR ASTHMA THERAPY WERE $2.5 BILLION


[PIE CHART]

LONG-ACTING
BRONCHODILATORS
(SEREVENT(R)/
FORADIL(R)/Atock(R))
$.7 BILLION


SHORT-ACTING
BRONCHODILATORS
(VENTOLIN(R)/Proventil(R))
AND OTHERS
$1.8 BILLION

ASTHMA AFFECTS ABOUT 15 MILLION AMERICANS, INCLUDING 5 MILLION CHILDREN. THE INCIDENCE OF ASTHMA IS INCREASING IN AMERICA. People are twice as likely to suffer from asthma as compared to 1980. Approximately 5,000 deaths occur as a result of asthma in the U.S. each year. - Bronchodilators are the primary treatment for acute and chronic asthma attacks and are necessary complements to other asthma therapies, such as steroids or leukotriene antagonists. Short-acting and long-acting bronchodilators prescribed for the treatment of asthma had worldwide sales of over $2.5 billion in 1997. Sepracor's levalbuterol is a single-isomer form of the current market-leading bronchodilator, racemic albuterol. In 1997, racemic albuterol sales exceeded $1.4 billion. - In addition to levalbuterol, Sepracor is developing (R,R)-formoterol as a long-acting bronchodilator. This ICE Pharmaceutical is being investigated to determine onset and duration of action as a prophylactic asthma therapy. - LEVALBUTEROL...ADVANCING ASTHMA THERAPY THROUGH PURER MEDICINE. On July 1, 1997, Sepracor announced that it had submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for levalbuterol HCl nebulizer solution. The NDA submission came approximately two years after the drug entered U.S. clinical trials, confirming Sepracor's ability to rapidly develop its ICE Pharmaceuticals. If the FDA approves the NDA, Sepracor plans to launch levalbuterol using its own specialty respiratory sales force during the second half of 1998. - In addition to the nebulized dosage form, Sepracor will be initiating clinical trials with several other formulations and pulmonary drug delivery systems for levalbuterol, including syrup, controlled release tablet, metered-dose inhaler, and dry-powder inhaler versions. - (R,R)-FORMOTEROL
 ...POTENTIAL FOR RAPID ONSET OF ACTION COUPLED WITH LONG DURATION OF THERAPY. Sepracor is studying (R,R)-formoterol, a single-isomer ICE Pharmaceutical, for the dual benefits of rapid onset of action and long duration of therapy. Worldwide sales of long-acting bronchodilators exceeded $700 million in 1997 (Norvartis' Foradil(R), Yamanouchi's Atock(R), Astra's Oxis(TM) Turbuhaler(R), and Glaxo-Wellcome's Serevent(R)). - As Sepracor continues to strengthen and expand its commercial capabilities, the Company is building a specialty respiratory sales force to market the portfolio of respiratory drugs under development. The sales force will sell directly to high-prescribing respiratory specialists, pediatricians, and primary care physicians in leading hospitals and clinics in the U.S.

Urology/
Gastroenterology                          [BACKPACKING PHOTO]

ICE PHARMACEUTICALS FOR UROLOGICAL DISORDERS AND GASTROENTEROLOGY


ICE PHARMACEUTICALS                                 PARENT DRUG       EXPECTED           DEVELOPMENT
Potential Benefit of Sepracor Candidate             Current Marketer  INDICATION STAGE

(S) - OXYBUTYNIN                                    DITROPAN(R)       Urinary            Phase I/II
reduced anticholinergic side effects                HMRI              Incontinence
including dry mouth, restlessness,
nausea and palpitations

(S) - DOXAZOSIN                                     CARDURA(R)        Benign Prostatic   Preclinical
reduced orthostatic hypotension                     Pfizer            Hyperplasia (BPH)
and improved potency

NORCISAPRIDE                                        PROPULSID(R)      Emesis             Preclinical
improved potency without the                        J & J             (nausea,
adverse side effect of cardiac toxicity                               vomiting)

(S) - LANSOPRAZOLE                                  PREVACID(R)       Gastroesophageal   Preclinical
improved dosing consistency                         TAP               Reflux Disease
and efficacy                                        Pharmaceuticals   (GERD)

(-) - PANTOPRAZOLE                                  PANTOZOL(TM)       Gastroesophageal  Preclinical
GERD treatment with more consistent Byk/AHP                            Reflux Disease
plasma levels that may lead to better                                  (GERD)
efficacy and safety


1997 WORLDWIDE SALES FOR URINARY INCONTINENCE PRODUCTS,
ADULT DIAPERS AND DEVICES WERE $2.1 BILLION

[PIE CHART]

DITROPAN(R)*
$134 MILLION


DIAPERS
AND DEVICES
$2 BILLION


* INCLUDES RELATED BRANDS
10

URINARY INCONTINENCE (UI) AFFECTS A BROAD RANGE OF ADULTS. THE CONDITION AFFECTS APPROXIMATELY 10 MILLION WOMEN AND 3 MILLION MEN IN THE UNITED STATES, with estimated annual treatment costs of $16 billion. The incidence of urinary incontinence increases progressively with age; approximately 15-30% of older adults have experienced problems with bladder control. Additionally, more than 50% of nursing home residents have been diagnosed with UI. - Drug therapy is rarely used to treat urinary incontinence due to the severe side effects of the existing compounds. A majority of patients use adult diapers or incontinence devices. U.S. sales of these alternatives exceed $2 billion annually. Ditropan(R) (racemic oxybutynin), the most widely used drug to treat urinary incontinence, is associated with unpleasant side effects including dry mouth, nausea, restlessness, and heart palpitations. As a result, pharmaceutical products capture only about 5% of the domestic UI market. - (S)-OXYBUTYNIN...A POTENTIAL TREATMENT FOR URINARY INCONTINENCE WITHOUT THE UNPLEASANT SIDE EFFECTS OF DITROPAN. Sepracor is developing (S)-oxybutynin as a treatment primarily for urge urinary incontinence, a disorder characterized by sudden and involuntary bladder contractions. Racemic oxybutynin is marketed as Ditropan by HMRI. While Ditropan is effective in blocking contractions, it is linked to undesirable anticholinergic side effects that limit the drug's usefulness. - Phase II clinical trials of (S)-oxybutynin are underway. The clinical trials are designed to investigate the drug's efficacy as well as its tolerability. -
(S)-DOXAZOSIN...A POTENTIAL BPH TREATMENT WITH DECREASED ORTHOSTATIC HYPOTENSION COMPARED TO CARDURA(R). Sepracor is developing its proprietary (S)-doxazosin as a potentially improved single-isomer version of Cardura, Pfizer's treatment for benign prostatic hyperplasia (BPH). A primary side effect of treatment with alpha-blockers is orthostatic hypotension, which is a lowering of blood pressure that can cause severe dizziness and fainting. This side effect often requires prescribing physicians to titrate to effective dose levels, which necessitates multiple visits to the physician's office. - Sepracor's preclinical studies indicate that (S)-doxazosin may combine a significantly lower incidence of orthostatic hypotension with greater potency than the racemic parent drug. - Other Sepracor ICE Pharmaceuticals under development for the treatment of gastrointestinal and urological disorders include: norcisapride as anantiemetic to treat nausea and vomiting; (S)-lansoprazole and pantoprazole as treatments for gastroesophageal reflux disease (GERD).

Psychiatry/Neurology

ICE PHARMACEUTICALS FOR PSYCHIATRY AND NEUROLOGY             [HAPPY LADY PHOTO]


ICE PHARMACEUTICALS                                   PARENT DRUG        EXPECTED      DEVELOPMENT
Potential Benefit of Sepracor Candidate               Current Marketer   INDICATION    STAGE

(R) - FLUOXETINE                                      PROZAC(R)          Depression    Preclinical
increase in flexibility in treating                   Eli Lilly
depression

(S) - FLUOXETINE                                      PROZAC(R)          Migraine      Phase I/II
prevention of migraine headaches                      Eli Lilly

(S) - ZOPICLONE                                       IMOVANE(R)         Sleep         Preclinical
reduced anticholinergic side effects                  Rhone-Poulenc      Disorder
including dry mouth                                   Rorer

(S) - SIBUTRAMINE                                     MERIDIA(R)         Obesity       Preclinical
reduced anticholinergic side effects Knoll
including dry mouth and constipation Pharmaceutical

(R) - BUPROPION                                       ZYBAN(TM)           Smoking      Preclinical
reduced incidence of seizures,                        Glaxo-Wellcome      Cessation
dry mouth and insomnia

1997 WORLDWIDE SALES FOR THE SSRI MARKET WERE $6.5 BILLION, WHICH DOMINATED THE ANTIDEPRESSANT MARKET*

[PIE CHART]

PROZAC(R)
$2.6 BILLION

PAXIL(TM)
$1.4 BILLION

WELLBUTRIN(R)
$.3 BILLION

OTHER
$.8 BILLION

ZOLOFT(R)
$1.4 BILLION

* INCLUDES RELATED BRANDS

DEPRESSION IS A PSYCHIATRIC DISORDER THAT AFFECTS APPROXIMATELY 17 MILLION PEOPLE IN THE UNITED STATES ANNUALLY. Selective Serotonin Reuptake Inhibitors (SSRIs), such as racemic fluoxetine, are prescribed as first-line therapy for the treatment of depression. In 1997, worldwide sales of SSRIs reached $6.5 billion. In addition to SSRIs, other central nervous system (CNS) drugs are available to treat conditions such as sleep disorders, obesity, and smoking cessation. - (R)-FLUOXETINE...POTENTIALLY INCREASED FLEXIBILITY IN THE TREATMENT OF DEPRESSION. Racemic fluoxetine is marketed as the antidepressant Prozac(R) by Eli Lilly & Co. Sepracor is conducting preclinical studies of the (R)-isomer of fluoxetine to treat depression. The Company is planning to initiate full-scale clinical trials during 1998. The use of (R)-fluoxetine may provide greater treatment flexibility by reducing the half-life, which would lead to an expedited washout period and the ability to switch drug therapies more rapidly. The single-isomer version of the drug may also increase the suitability of fluoxetine to treat the elderly, as well as other patient groups that have difficulty metabolizing certain drugs. - (S)-ZOPICLONE...A POTENTIAL TREATMENT FOR SLEEP DISORDERS WITH REDUCED ANTICHOLINERGIC SIDE EFFECTS. Sleep disorders affect 56 million people in the U.S. Zopiclone is marketed as Imovane(R) in Europe by Rhone-Poulenc Rorer Inc. Imovane is a non-benzodiazepine, short-acting hypnotic sedative for the treatment of sleep disorders. In 1997, worldwide sales of Imovane were approximately $144 million. Imovane was not developed for the U.S. market, which is served primarily by zolpidem tartrate, marketed as Ambien(R) by Searle. Ambien is a rapid onset, non-benzodiazepine hypnotic. U.S. sales of Ambien in 1997 were approximately $500 million. Preclinical studies show that the use of (S)-zopliclone has the potential to reduce anticholinergic side effects, particularly dry mouth. -(S)-SIBUTRAMINE...SINGLE-ISOMER FORM OF MERIDIA(R). Knoll Pharmaceutical Co., a division of BASF AG, markets racemic sibutramine as Meridia for the treatment of obesity. Sepracor has initiated an exploratory program to determine whether (S)-sibutramine may reduce anticholinergic side effects associated with Meridia. - Other ICE Pharmaceuticals in preclinical development for treatment of central nervous system disorders or for pain management include: (S)-fluoxetine for migraine prophylaxis; norcisapride as an anti-anxiety drug; (R)-ketoprofen and
(R)-ketorolac for pain management; and (R)-bupropion for smoking cessation.

Drug Discovery                         [LAB PHOTO]

SEPRACOR'S NEW CHEMICAL ENTITIES

SEPRACOR LEAD COMPOUND         DISEASE                RECEPTOR/ENZYME

                                                      Adenosine
SEP - 89,068                   Pain, Anxiety            A2A
SEP - 42,960                   Asthma                   A3

                                                      Phosphatase
SEP - 121,788                  Diabetes, Cancer         P1B

                                                      Opiate
SEP - 130,551                  Pain, Respiratory        mm
SEP - 130,169                                           kappa

SEP - 119,249                  Inflammation           Glucocorticoid
SEP - 119,244                  Osteoporosis, Cancer   Estrogen

SEP - 132,613                  Bacterial Infection    Infectious Disease
SEP - 119,255                                         narrow spectrum, resistant
                                                      gram-positive infection


THE DRUG DISCOVERY PROCESS

[FLOW CHART]

  COMBINATORIAL
    CHEMISTRY
 MANY COMPOUNDS

   FUNCTIONAL
    GENOMICS
 DISEASE TARGETS


 BIOINFORMATICS
COMPUTER CONTROL


 HIGH-THROUGHPUT
    SCREENING


     "HITS"


 LEAD COMPOUNDS


 PRECLINICAL AND
 CLINICAL TRIALS

SEPRACOR'S DISCOVERY STRATEGY IS CLOSELY ALIGNED WITH THE ICE PHARMACEUTICAL STRATEGY. BOTH PROGRAMS FOCUS ON RELATED THERAPEUTIC AREAS, such as inflammation, pain, and urological diseases. While the ICE Pharmaceutical strategy potentially improves existing drugs, the Discovery approach creates new chemical entities, which may lead to breakthrough compounds. By focusing drug discovery efforts on synthetic, medicinal, and combinatorial chemistries, Sepracor has developed a proprietary and highly diverse corporate file of small, drug-like molecules with potential therapeutic advantages over compounds currently used for treatment. - COMBINATORIAL CHEMISTRY TECHNIQUES ARE
USED TO PRODUCE LIBRARIES OF NOVEL COMPOUNDS FOR SCREENING. For both known biological and new genomic-identified drug targets, relevant assays are designed and implemented in high-throughput screening formats. Sepracor's unique method of leveraging combinatorial chemistry combined with high-throughput screening provides for competitive advantages in the drug discovery arena. The Company's propriety chemistry allows Sepracor to create specifically shaped molecules that will target receptors in a highly precise manner. This process is generating more selective and potent lead compounds, which complement Sepracor's current therapeutic focus. - Sepracor's collaborative relationships with select biotechnology partners give the Company access to proprietary molecular targets that are within Sepracor's therapeutic areas of interest and are suitable for high-throughput screening formats. The relationship between high-throughput screening and combinatorial chemistry dramatically shortens the time to discover lead compounds and develop drug candidates. - THE POTENCY, SELECTIVITY, AND STRUCTURE OF A LEAD COMPOUND, COMBINED WITH ITS PHYSICAL PROPERTIES AND BIOAVAILABILITY, INCREASE THE PROBABILITY THAT THE SUBSTANCE WILL BECOME A DRUG. When a lead is discovered, focused libraries are designed and synthesized utilizing directed combinatorial chemistry techniques. Using this technology, Sepracor has generated a number of lead compounds in less than one year. For example, Sepracor has identified SEP-132,613 as a promising lead anti-infective compound with "in vitro" potency against a wide range of resistant organisms. Sepracor has also identified SEP-42,960 and SEP-89,068 as unique, drug-like molecules with "in vitro" activity against the adenosine receptor subtypes. Other lead compounds that have shown high potency and selectivity against the opiate receptor subtypes "in vitro" are SEP-130,551 and SEP-130,169. - IN
THE FUTURE, SEPRACOR EXPECTS THESE DRUG DISCOVERY ACTIVITIES TO COMPLEMENT THE COMPANY'S ICE PHARMACEUTICAL PIPELINE.

SEPRACOR INC. SELECTED FINANCIAL DATA

Year Ended December 31, (in thousands, except per share data)     1997          1996          1995          1994           1993
--------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenues:
     Product sales                                              $  9,636      $ 13,784      $ 14,271      $ 12,382      $  9,862
     Collaborative research and development                           58            25         1,036           303         2,209
     License fees and royalties                                    5,643         1,232           900         5,425         1,359
                                                                ----------------------------------------------------------------
Total revenues                                                    15,337        15,041        16,207        18,110        13,430
                                                                ----------------------------------------------------------------
Costs and expenses:
     Cost of products sold                                         5,992         6,784        10,410         6,919         6,786
     Research and development                                     43,055        35,828        21,707        17,723        13,301
     Purchase of in-process research and development (1)            --            --            --           3,500          --
     Selling, general, administrative and patent costs            17,254        16,312        20,411        16,212        12,494
     Restructuring and impairment charges (2)                      4,179          --           4,144          --           2,015
                                                                ----------------------------------------------------------------
Total costs and expenses                                          70,480        58,924        56,672        44,354        34,596
                                                                ----------------------------------------------------------------
Loss from operations                                             (55,143)      (43,883)      (40,465)      (26,244)      (21,166)
                                                                ----------------------------------------------------------------
Other income (expense):
     Equity in investee losses (3)                                (2,755)      (17,539)         (808)         --            --
     Interest income                                               5,766         6,713         3,228         1,390         1,096
     Interest expense                                             (5,976)       (6,140)       (2,077)         (832)         (751)
     Gain on Sale of ChiRex, Inc.                                 30,069          --            --            --            --
     Other (4)                                                       547          (107)       (1,171)         (213)          (86)
                                                                ----------------------------------------------------------------
Net loss before minority interests                               (27,492)      (60,956)      (41,293)      (25,899)      (20,907)
Minority interests in subsidiaries                                 1,369           846         7,881         5,556          --
                                                                ----------------------------------------------------------------
Net loss                                                        $(26,123)     $(60,110)     $(33,412)     $(20,343)     $(20,907)
                                                                ----------------------------------------------------------------
Net loss applicable to common shares (5)                        $(26,723)     $(60,710)     $(33,412)     $(20,343)     $(20,907)
                                                                ----------------------------------------------------------------
Basic and diluted net loss per common share                     $  (0.97)     $  (2.25)     $  (1.54)     $  (1.09)     $  (1.16)
Basic and diluted weighted average number of common
     shares outstanding                                           27,599        27,032        21,637        18,644        18,038

BALANCE SHEET DATA (IN THOUSANDS):
Cash and marketable securities                                  $ 92,560      $103,650      $143,250      $ 27,590      $ 20,677
Total assets                                                     128,507       146,689       202,713        73,419        46,681
Long-term debt                                                    84,268        85,267        85,818         5,929         5,676
Stockholders' equity                                              12,032        30,392        89,227        30,485        33,152


(1)      Represents a charge in connection with an acquisition by BioSepra Inc.

(2) Represents restructuring and impairment charges taken by BioSepra in December 1997 and June 1995. See Footnote H - Notes to Consolidated Financial Statements.

(3) 1996 figures reflect a net loss for ChiRex and HemaSure that includes one-time charges taken in connection with ChiRex's initial public offering and related transactions and HemaSure's loss from discontinued operations, respectively. See Footnote D - Notes to Consolidated Financial Statements.

(4) Includes a write-off of approximately $800,000 relating to certain deferred finance charges taken in September 1995.

(5) Includes $600,000 in preferred stock dividends. See Footnote B - Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The consolidated financial statements include the accounts of Sepracor Inc. and its majority and wholly-owned subsidiaries, including BioSepra Inc. ("BioSepra"), Sepracor Canada Limited, HemaSure Inc. ("HemaSure") (from January 1994 to September 1995), SepraChem Inc. (from January 1996 to March 1996), New England Pharmaceuticals, Inc. (from June 1995 to June 1996 when it was merged into Sepracor), and Versicor (from May 1995 to December 1997).

In September 1995, HemaSure completed the sale of 2,500,000 shares of its common stock, $.01 par value per share, pursuant to an underwritten public offering. As a result of the sale, the Company's ownership of the outstanding shares of common stock of HemaSure was reduced from approximately 55% to approximately 37%. Effective September 27, 1995, the Company no longer consolidates HemaSure's financial statements and accounts for the Company's investment in HemaSure using the equity method. The sale resulted in a gain of approximately $15,235,000, which was recorded as an increase to Sepracor's additional paid-in capital. At December 31, 1997, the Company's investment in HemaSure was recorded to zero.

In March 1996, ChiRex Inc. ("ChiRex"), a newly formed corporation that is a combination of Sterling Organics Limited, a United Kingdom fine chemical manufacturer, and the chiral chemistry business of Sepracor, which was conducted through its subsidiary SepraChem, completed an initial public offering of common stock. ChiRex sold 6,675,000 shares of its common stock at $13 per share. In exchange for the contribution of SepraChem, Sepracor received 3,489,301 shares of ChiRex common stock and as a result Sepracor owned approximately 32% of ChiRex. Sepracor accounted for this transaction as a non monetary exchange of assets and, therefore, no gain or loss was recorded as a result of this transaction. From March 11, 1996 until March 31, 1997, Sepracor carried its investment in ChiRex using the equity method of accounting and, accordingly, recorded $2,518,000 as its share of ChiRex's losses for the year ended December 31, 1996 and $383,000 as its share of ChiRex's income for the quarter ended March 31, 1997. On March 31, 1997, Sepracor received net proceeds of approximately $31,125,000 from the public sale of all of its shares of ChiRex common stock. As a result of this transaction, Sepracor recognized a gain of $30,069,000, which was recorded as other income.

In March 1996, Sepracor loaned BioSepra $3,500,000. In addition, Sepracor agreed to loan BioSepra up to an additional $2,000,000 until March 1997 (the "loans"). Interest on the loans was prime plus 3/4%. The loans, including any interest thereon, were convertible into shares of BioSepra stock, at the option of Sepracor at any time prior to payment. On June 10, 1996, BioSepra borrowed the additional $2,000,000 and Sepracor converted the outstanding principal amount of $5,500,000 plus accrued interest of $47,639 into 1,369,788 shares of BioSepra common stock. As a result of the conversion, Sepracor owns approximately 64% of BioSepra.

Versicor was formed in May 1995 to develop novel drug candidates principally for the treatment of infectious diseases.

In 1995, Versicor entered into a Convertible Subordinated Note Agreement ("the Note Agreement") with Sepracor. Under this Note Agreement, Sepracor agreed to loan to Versicor until October 2, 1998, up to an aggregate of $4,700,000. Amounts outstanding accrued interest at the prime rate plus 1/2% not to exceed 9.5%. Amounts outstanding were convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock by dividing the amount outstanding, including principal and interest, by $0.7833.

In 1996, Versicor entered into a loan agreement with Sepracor. Under this agreement, Sepracor agreed to loan to Versicor until October 2, 1998 up to an aggregate of $7,500,000. As of June 23, 1997, this agreement was amended to provide that principal and interest payments due to Sepracor, would be convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock, by dividing the amount outstanding, including principal and interest, by $0.7833. The loan accrued interest equal to the prime rate minus 1/4%, adjusted under certain circumstances.

On December 10, 1997, Versicor completed a private equity financing for approximately $22,000,000 and issued Series C Preferred Stock. As part of the transaction, Sepracor exercised its conversion option on the Versicor Convertible Subordinated Notes (the "Notes") in the amount of $9,530,000. The remaining $6,034,000, which was outstanding under the Notes at the time, was repaid to Sepracor before the end of 1997. Sepracor recognized a gain of approximately $5,688,000 on the transaction, which was recorded as an increase to additional paid-in capital. At December 31, 1997, Sepracor had an investment in Versicor of $3,971,000 and there were no amounts outstanding under the Notes. Sepracor's ownership as of December 31, 1997 was approximately 22%, thereby making Versicor an affiliate and reportable under the equity method. Sepracor recorded $75,000 as its share of Versicor losses for the period December 10 though December 31, 1997.

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
REVENUE Product sales were $9,636,000 in 1997, $13,784,000 in 1996 and $14,271,000 in 1995. Product sales are primarily attributable to BioSepra's sales of bioprocessing media, supplies and equipment. The decrease in revenue from 1995 to 1996 was primarily due to only consolidating the results of SepraChem through March 11, 1996. The decrease in revenue from 1996 to 1997 is attributable to fluctuations in the timing of large production scale media orders and to the absence of one-time stocking orders from a major distributor of research instruments, which occurred in 1996. In addition, the Company believes that the sales of HyperD media have historically been adversely affected by the now settled patent litigation with PerSeptive Biosystems Inc. BioSepra's future success is dependent, in part, on its ability to generate increased sales of its HyperD media products and research devices.

Collaborative research and development revenues were $58,000, $25,000 and $1,036,000, in 1997, 1996 and 1995, respectively. The decrease from 1995 to 1996 was primarily related to a milestone

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

payment recorded in 1995 from Bayer Corporation. This contract was subsequently terminated by Bayer.

License fees and royalties were $5,643,000 in 1997, $1,232,000 in 1996 and $900,000 in 1995. The increase from 1995 to 1996 was due to revenue recognized by BioSepra under an agreement with Beckman Instruments Inc. ("Beckman") in 1996. The increase from 1996 to 1997 was due to a $1,875,000 milestone payment from Hoechst Marion Roussel Inc. ("HMRI") under the patent license agreement on terfenadine carboxylate, marketed by HMRI as AllegraTM, and $3,600,000 recognized by BioSepra under the agreement with Beckman, that was revised in December 1997. The increases in 1996 and 1997 were offset by decreases in royalties received by Tanabe Seiyake Co. Ltd. ("Tanabe") relating to Tanabe's licensing and use of Sepracor's technology in the manufacture of the chiral intermediate of diltiazem: $168,000 in 1997, $333,000 in 1996 and $675,000 in
1995. Beginning in March 1996, Sepracor splits the royalty revenue from Tanabe with ChiRex on a 50/50 basis.

In December 1997, Sepracor signed a licensing agreement with Schering-Plough Corporation ("Schering") giving Schering exclusive worldwide rights to Sepracor's patents covering descarboethoxyloratadine ("DCL"), an active metabolite of loratadine. Under the terms of the agreement, Sepracor has exclusively licensed its DCL rights to Schering, which expects to develop and market the DCL product worldwide. Schering will pay Sepracor an upfront license fee of $5,000,000 and royalties on DCL sales, if any, beginning at first product launch. Any such royalties paid to Sepracor will escalate over time and upon the achievement of sales volume and other milestones. As of December 31, 1997, the agreement was still pending clearance under the Hart Scott Rodino Act. In January 1998, Sepracor and Schering were notified that no objection would be raised under the Hart Scott Rodino Act with respect to the license agreement. Shortly thereafter, Sepracor received the $5,000,000 upfront license payment from Schering and recorded the payment as license revenue in the first quarter of 1998. The upfront license fee will be offset against future royalty payments.

On February 4, 1998, Sepracor signed a collaboration and license agreement with Janssen Pharmaceutica, N.V. ("Janssen"), a wholly-owned subsidiary of Johnson & Johnson, relating to the development and marketing of norastemizole, a third generation nonsedating antihistamine. Under the terms of the agreement, the companies will jointly fund the development of norastemizole, and Janssen has an option to acquire certain rights regarding the product in the U.S. and abroad. When exercised, Janssen and Sepracor will equally share the costs and profits associated with the further development, marketing and sales of norastemizole in the U.S. Sepracor will also retain the right to co-promote the product in the U.S. Alternatively, Sepracor can elect to receive royalties, if any, on Janssen sales of norastemizole in the U.S., in the event it decides not to co-promote the product. Outside of the U.S., Janssen has the right to develop and market norastemizole, and Sepracor will earn royalties on product sales, if any. In addition, Janssen has worldwide OTC rights to norastemizole.

Cost of products sold, as a percentage of product sales, was 57% in 1997, 49% in 1996 and 73% in 1995. Cost of products sold decreased in 1996 as compared with 1995 primarily as a result of the elimination of sales of Biopass S.A. ("Biopass") products, a wholly owned subsidiary of BioSepra, which was sold in July 1995. To a lesser extent, cost of products sold decreased in 1996 compared to 1995 as a result of overall reductions in manufacturing costs at BioSepra. The increase in 1997 from 1996 was primarily due to product mix changes and fluctuations in timing of production-scale customer orders of BioSepra. In addition, the increase is also attributable to the transition of BioSepra resources from product development to production support, in association with the commercialization of new media and instrument products. A payment of $469,000 was made to a third party in connection with the HMRI milestone payment and is included in cost of products sold in 1997.

Research and development expenses were $43,055,000 in 1997, $35,828,000 in 1996 and $21,707,000 in 1995. Research and development spending was primarily focused on preclinical and clinical trials in Sepracor's pharmaceutical program and on discovery initiatives at Versicor. The increase in 1996 compared to 1995 was due to the costs associated with the progression of Sepracor's drug candidates into later and more costly stages of development. In 1996, levalbuterol and
(S)-ketoprofen progressed into Phase III clinical trials, and norastemizole progressed into Phase II clinical trials, and the Company initiated Phase I clinical trials on (S)-oxybutynin and preclinical trials on (R,R)-formoterol. In addition, costs increased in 1996 compared to 1995 due to the full-scale operation of discovery capabilities at Versicor. Costs increased in 1997 as compared to 1996 as levalbuterol Phase III clinical trials were completed, a new drug application ("NDA") was submitted for levalbuterol to the Food and Drug Administration ("FDA"), Phase III clinical trials began for norastemizole, and Phase I clinical trials were initiated for (R,R)-formoterol.

Selling, general and administrative expenses were $15,594,000, $15,245,000 and $19,037,000, in 1997, 1996 and 1995, respectively. The decrease in expenses in 1996 as compared to 1995 was primarily due to the hiring of certain management personnel at Sepracor and BioSepra in 1995, increased legal expenses in 1995, related to the recently settled lawsuits filed by and against PerSeptive, and increased marketing expenses for HemaSure's LeukoNet Pre-Storage Leukoreduction Filtration System ("Leukonet"). In addition, in 1996, HemaSure ceased being consolidated in the results of Sepracor and BioSepra began to realize the benefits of a cost-reduction program implemented in June 1995. The increase in 1997 as compared with 1996 resulted primarily from market research costs incurred by Sepracor in determining the positioning of Sepracor's levalbuterol product in the market and costs related to infrastructure development for a direct sales force, offset by savings from personnel reductions at BioSepra. The Company expects selling, general and administrative expenses to increase in 1998 as the Company accelerates the establishment of its direct sales force. Subject to FDA approval of the Company's NDA, Sepracor is currently planning to commence sales of the nebulized form of levalbuterol in late 1998.

In December 1997, BioSepra implemented a cost-reduction program that included the discontinuance of a product line and a reduction in the number of employees. The purpose of the program was to enable BioSepra to focus on the process segments of the biopharmaceutical and genomics market. In conjunction

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

with the cost-reduction program BioSepra also wrote down intangible assets to their net realizable value. In total, BioSepra recorded restructuring and impairment charges totaling $4,179,000 in the fourth quarter of 1997. Of this amount, $3,328,000 represents the write down of goodwill to its net realizable value, $690,000 represents the write down of inventory and fixed assets associated with the discontinued product line and $161,000 represents severance and benefits related to the reduction in workforce in the U.S. BioSepra terminated seven employees consisting of marketing/sales, finance and administrative personnel. BioSepra expects to pay all of the severance and related benefits in 1998.

In June 1995, BioSepra announced a major cost-reduction program that involved the consolidation of its facilities and a significant reduction in the number of employees. The purpose of the program was to enable BioSepra to focus on the process development and process segments of the biopharm aceutical market. In connection with this program in July 1995, BioSepra completed the sale of Biopass. As part of the cost-reduction program, BioSepra recorded restructuring and impairment charges totaling $4,144,000 in the second quarter of 1995. Of this amount, $1,180,000 represents severance and benefits related to the reduction in workforce in the U.S. and France and $2,964,000 related to impairment of intangibles and loss on assets to net realizable value. BioSepra has completed its reduction in workforce related to this cost-reduction program resulting in the termination of 55 employees consisting of research and development, administrative, production and marketing/sales personnel. BioSepra paid $140,000 and $1,025,000 of the costs relating to the employee reduction as of December 31, 1996 and 1995, respectively, and the remaining severance and medical payments were paid in 1997.

In July 1995, BioSepra sold Biopass while retaining the chromatography column technology that it obtained when it acquired Biopass. The results of Biopass operations through July 19, 1995 have been included in the consolidated results of operations for the year ended December 31, 1995. The loss of $2,964,000 on the sale of Biopass was recorded in restructuring and impairment costs in the results of operations in 1995. In 1996, BioSepra wrote-off the remaining unamortized portion of certain purchased technology of approximately $741,000.

Legal expenses related to patents were $1,660,000, $1,067,000 and $1,374,000 for 1997, 1996 and 1995, respectively. The decrease in 1996 compared to 1995 was due to chiral patent costs being transferred to ChiRex, beginning in March 1996. The increase in 1997 compared with 1996 was due to maintenance fees associated with the increased volume of patent filings and costs incurred in defending patent interference claims made against the Company in 1997.

Equity in loss of investees was $2,755,000, $17,539,000 and $808,000 for 1997,
1996 and 1995, respectively. The equity in loss of investees consists of the Company's portion of the net loss of HemaSure, ChiRex (through March 31, 1997) and Versicor (beginning December 10, 1997). The increase in 1996 as compared to 1995 was due to one-time write-offs of $11,076,000 from ChiRex's initial public offering and resulting transactions (Sepracor's portion of this one-time write-off was $3,544,000). Included in HemaSure's results was $24,748,000 relating to the operations and discontinuation of HemaSure's blood plasma business (Sepracor's portion of this was $9,157,000). The decrease in 1997 compared to 1996 was primarily related to the absence of any one-time write-offs, ChiRex having net income for the period in 1997 during which Sepracor maintained an interest and recording of HemaSure losses for only 11 months of 1997 as the investment was written down to zero.

Interest income was $5,766,000, $6,713,000 and $3,228,000 for 1997, 1996, and
1995, respectively. The increase in 1996 was primarily due to a larger average cash balance available for investment, while the decrease in 1997 is principally the result of a lower average cash balance available for investment.

Interest expense was $5,976,000, $6,140,000 and $2,077,000 in 1997, 1996 and
1995, respectively. The increase in interest expense in 1996 compared to 1995 were due to the $80,880,000 subordinated convertible debenture offering completed in November and December of 1995. The decrease in 1997 was a result of reduced borrowings by BioSepra and more favorable interest rates on the remaining borrowings.

Net other income (expense) was $547,000, $(107,000), $(1,171,000) for 1997, 1996
and 1995, respectively. The decrease in expense in 1996 was primarily due to the one-time write-off of approximately $800,000 of certain deferred financing costs by Sepracor related to SepraChem in 1995. Income in 1997 related to the receipt of a Canadian tax refund and favorable foreign exchange transactions associated with BioSepra.

Minority interests in subsidiaries resulted in a reduction of consolidated net loss of $1,369,000, $846,000, and $7,881,000 for 1997, 1996 and 1995,
respectively. The decrease in 1996 compared to 1995 resulted from smaller losses at BioSepra and from HemaSure no longer being consolidated into the results of operations of Sepracor. The increase in 1997 compared to 1996 related to larger losses at BioSepra, offset by a reduction in the percentage of minority interest, as Sepracor's ownership increased to 64% in June 1996.

OTHER The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 will become effective for fiscal years beginning in the first quarter of the fiscal year ending December 31, 1998. The Company does not believe that the adoption will have a material effect on results from operations.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 specifies new guidelines for determining a company's operating segments and related requirements for disclosure. Sepracor is in the process of evaluating the impact of the new

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

standard on the presentation of the financial statements and the disclosure therein. SFAS 131 will become effective for fiscal years beginning after December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES Cash and cash equivalents plus marketable securities of Sepracor and its subsidiaries, including BioSepra, totaled $92,560,000 at December 31, 1997, compared to $103,650,000 at December 31, 1996.
Cash and cash equivalents plus marketable securities of Sepracor, excluding BioSepra, at December 31, 1997 were $90,044,000.

The net cash used in operating activities for the twelve months ended December 31, 1997 was $43,763,000. The net cash used in operating activities includes a net loss of $26,123,000 adjusted by non-cash charges of $11,561,000. Non-cash charges include a restructuring and impairment charge of $4,018,000 relating to BioSepra. This was offset by the gain on sale of ChiRex of $30,069,000 and the minority interest in subsidiary portion of the net loss of $1,369,000. The accounts payable and accrued expense balances increased a total of $5,470,000 from the December 31, 1996 balances, primarily due to increased research and development accruals at Sepracor. The deferred revenue decreased a total of $3,620,000 due to BioSepra's recognition of license revenue relating to the Beckman contract.

In 1994, Sepracor, BioSepra and HemaSure entered into an equipment leasing arrangement that provides for a total of up to $2,000,000 of financing to Sepracor and its subsidiaries for the purpose of financing capital equipment in the United States. All outstanding amounts are collateralized by the assets so financed and are guaranteed by Sepracor. At December 31, 1997, there was $355,000 outstanding under this credit facility relating to Sepracor and BioSepra, of which $205,000 represented Sepracor's portion.

At December 31, 1997, Sepracor had guaranteed $624,000 of outstanding bank borrowings of BioSepra S.A., BioSepra's wholly owned French subsidiary.

In 1994, Sepracor's wholly owned subsidiary, Sepracor Canada Limited, entered into two credit agreements with two Canadian provincial and federal business development agencies for approximately $2,960,000 in term debt, of which $2,590,000 is at an annual interest rate of 9.25% and $370,000 is interest free. As of December 31, 1997, Sepracor Canada Limited had received approximately $2,960,000 of such term debt, of which $2,295,000 was outstanding.

In 1995 and in 1997, Versicor entered into Convertible Subordinated Note Agreements ("the Note Agreements") with Sepracor. Under these Note Agreements, Sepracor agreed to loan to Versicor amounts as required for operating purposes. The amounts outstanding under the 1995 note accrued interest at the prime rate plus 1/2% not to exceed 9.5%. The amounts outstanding under the 1997 note accrued interest at the prime rate minus 1/4%, adjusted under certain circumstances. The Note Agreements were convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock by dividing the amount outstanding, including principal and interest, by $0.7833.

On December 9, 1997, Sepracor converted an aggregate of $9,530,000 of the foregoing Note Agreements into 12,166,667 shares of Versicor Series B Preferred Stock (1,095,000 shares on a common equivalent basis after giving effect to a 9-for-1 reverse common stock split declared by Versicor in December 1997). On December 31, 1997, Versicor repaid Sepracor the remaining $6,034,000 due under the Note Agreements.

In 1996, Sepracor, BioSepra and Versicor entered into a revolving credit agreement with a commercial bank that provides for borrowing of up to an aggregate of $10,000,000 (the "Revolving Credit Agreement"), pursuant to which BioSepra and Versicor could borrow up to $3,000,000 each. All borrowings are collateralized by certain assets of the companies. On December 30, 1997, the Revolving Credit Agreement was amended to remove Versicor as a party thereto. The Revolving Credit Agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage for Sepracor and BioSepra. Sepracor is a guarantor of all outstanding borrowings. At December 31, 1997, there were no amounts outstanding under this agreement. The annual interest rate on such borrowings is at the lower of the prime rate or LIBOR plus 175 basis points.

On December 30, 1997, Sepracor entered into a put agreement with a commercial bank pursuant to which Sepracor agreed to purchase $2,000,000 of indebtedness of Versicor, a former wholly owned subsidiary, in the event of a default by Versicor under its loan agreement with the bank. In the event that the put right is exercised by the bank, the bank will assign its security interest in the fixed assets of Versicor to Sepracor.

On February 10, 1998, Sepracor issued $189,475,000 of 6 1/4% Convertible Subordinated Debentures due 2005 (the "6 1/4% Debentures"). The 6 1/4% Debentures are convertible into Sepracor common stock, at the option of the holder, at a price of $47.369 per share. The 6 1/4% Debentures bear interest at 6 1/4% payable semi-annually, commencing on August 15, 1998. The 6 1/4% Debentures are not redeemable by the Company prior to February 18, 2001. The Company may be required to repurchase the 6 1/4% Debentures at the option of the holders in certain circumstances. As part of the sale of the 6 1/4% Debentures, Sepracor incurred approximately $5,915,000 of offering costs, which will be recorded as other assets and amortized over seven years, the term of the 6 1/4% Debentures. The net proceeds to the Company after offering costs was $183,560,000. The Company intends to use the proceeds from the sale of the 6 1/4% Debentures for the establishment of the Company's respiratory sales force, marketing of certain ICEs, ongoing preclinical and clinical trials, funding of other research and development programs, and working capital and other general corporate purposes.

On March 26, 1998, Sepracor and Beckman terminated their Stock Purchase Agreement under which Beckman acquired 312,500 shares of Sepracor Series B Redeemable Preferred Stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends totalling $6,850,000. As a result of this termination, subsequent to year-end, Sepracor has reclassed its convertible redeemable preferred stock as a current liability at December 31, 1997. In addition, BioSepra and Beckman amended their distribution agreement whereby BioSepra granted a non-exclusive right to manufacture instruments to Beckman,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

removed its obligation to manufacture instruments for Beckman, and sold the discontinued instrument product inventory to Beckman for $250,000.

LEGAL PROCEEDINGS In July 1997, the United States Patent and Trademark Office (the "PTO") informed Sepracor that it had declared an interference between Sepracor's previously issued method-of-use patent on fexofenadine to treat allergic rhinitis and another similar patent application of Sepracor, and HMRI's method-of-use patent application on the anti-histaminic effects of fexofenadine on hepatically impaired patents. The primary objective of a patent interference, which can only be declared by the PTO, is to determine the first to invent any overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their inventive activities as to the overlapping subject matter. The PTO then reviews the evidence to determine which party has the earliest legally sufficient inventive date, and, therefore, is entitled to a patent claiming the overlapping subject matter.

If Sepracor prevails in the interference, Sepracor will retain all of its claims in its issued patent. If, however, Sepracor loses the interference, HMRI will be issued a U.S. patent containing its claims involved in the interference and may not be obligated to pay Sepracor milestone or royalty payments pursuant to the terms of the license agreement whereby Sepracor licensed its U.S. patent rights covering fexofenadine to HMRI in 1993.

In December 1997, The Company and its subsidiary, BioSepra, settled their long standing patent lawsuit with PerSeptive Biosystems, Inc. ("PerSeptive"), a competitor of BioSepra. Under the terms of the settlement, PerSeptive received an unspecified amount and BioSepra obtained a limited, non-exclusive license under PerSeptive's Perfusion Chromatography R patents to make, use and sell its HyperD R product line free of claims of infringements by PerSeptive.

HemaSure is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in February 1996 and November 1996, Pall alleged that HemaSure's manufacture, use and/or sale of the LeukoNet product infringes upon three patents held by Pall. On October 14, 1996, in connection with the first action concerning U.S. Patent No. 5,451,321 (the "'321 patent"), HemaSure filed for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time. In October 1997, the U.S. District Court of the Eastern District of New York granted in part Pall's summary judgment motion relating to the '321 patent. The court has not yet ruled on the validity of Pall's '321 patent claims, which HemaSure has asserted are invalid and unenforceable. The court now will need to review and determine the validity of this patent prior to any further action. No date has been set for these proceedings.

With respect to the second action concerning U.S. Patent Nos. 4,340,479 (the "'479 patent") and 4,952,572 (the "'572 patent"), HemaSure has answered the complaint stating that it does not infringe any claim of the asserted patents. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 patent, and a declaratory judgment of noninfringement of the '479 patent, as a result of a license.

HemaSure believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the present LeukoNet product does not infringe any valid enforceable claim of the three asserted Pall patents. However, there can be no assurance that HemaSure will prevail in the pending litigations, and an adverse outcome in a patent infringement action would have a material adverse effect on HemaSures's future business and operations.

FACTORS AFFECTING FUTURE OPERATING RESULTS Certain of the information contained in this Annual Report, including information with respect to the safety, efficacy and potential benefits of the Company's Improved Chemical Entities ("ICE(TM)s") under development and the scope of patent protection with respect to these products and information with respect to the other plans and strategy for the Company's business and the business of the subsidiaries and certain affiliates of the Company, consists of forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

Since substantially all of Sepracor's ICEs are at the early stages of development, there can be no assurance that these drugs will have improved characteristics that provide greater benefits or fewer side effects than the corresponding parent drugs or that research efforts undertaken by Sepracor will lead to the discovery of future drugs with such improved characteristics. All of the drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and an additional commitment of resources prior to their successful development and commercialization. Sepracor has limited experience in conducting human clinical trials and in manufacturing pharmaceutical products and has no experience in marketing such products.

Proprietary rights relating to the products of Sepracor will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets.

Sepracor has filed patent applications covering compositions containing, and methods of using, single isomer or active-metabolite forms of various compounds for specific applications. The ability to commercialize successfully any ICE will depend to a significant degree upon the ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Most of the ICEs for which Sepracor has obtained use patents or filed applications therefor are claimed by composition of matter or other patents or patent applications held by third parties. In each such case, unless subject to an existing license agreement, the ICE may not be commercialized until the expiration of corresponding third party composition-of-matter or other patents. There can be no assurance that any pending patent applications relating to the products of Sepracor will result in patents being issued or that any such patents will afford protection against competitors with similar technology. There may be pending or issued third-party patents relating to the product of Sepracor and Sepracor may need to acquire licenses to, or to contest the validity of, any such patents. It is likely that significant funds would be required to defend any claim that Sepracor

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

infringes a third-party patent, and any such claim could adversely affect sales of the challenged product of Sepracor until the claim is resolved. There can be no assurance that any license required under any such patent would be made available. Certain of the technology that may be used in the products of Sepracor is not covered by any patent or patent application. In the absence of patent protection, the business of Sepracor may be adversely affected by competitors who independently develop substantially equivalent technology.

In July 1997, the PTO informed Sepracor that it had declared an interference between Sepracor's previously issued use patent on fexofenadine to treat allergic rhinitis and another similar patent application of Sepracor, and the use patent application of HMRI on the anti-histaminic effects of fexofenadine on hepatically impaired patients. The primary objective of a patent interference, which can only be declared by the PTO, is to determine which party was the first to invent any overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their invention of the overlapping subject matter. The PTO then reviews the evidence to determine which party has the earliest legally sufficient date of invention, and, therefore, is entitled to a patent claiming the overlapping subject matter. If Sepracor prevails in the interference, Sepracor will retain all of its claims in its issued patent. If, however, Sepracor loses the interference, HMRI will be issued a U.S. patent containing its claims involved in the interference and may not be obligated to pay Sepracor milestone or royalty payments pursuant to the terms of the license agreement whereby Sepracor licensed its U.S. patent rights covering fexofenadine to HMRI in 1993. Sepracor and HMRI have agreed to resolve the interference by arbitration. Selection of the arbitrator and initiation of the arbitration proceeding is expected to occur in the first half of 1998. While it is possible that the arbitrator's decision may be rendered during 1998, there can be no assurance that the arbitrator's decision will be rendered at that time. Once rendered, the arbitrator's decision must be submitted to the PTO for final approval. The interference is in its early stages and the Company is unable to predict its outcome.

The marketing and sale of pharmaceutical products developed by Sepracor or its development partners will require FDA approvals as well as similar approvals in foreign countries. To obtain such approvals, the safety and efficacy of such products must be demonstrated through clinical trials. There can be no assurance that the results of such clinical trials will be consistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials will be consistent with those obtained in earlier phases. There also can be no assurance that any such products will be shown to be safe and efficacious or that regulatory approval for any such products will be obtained on a timely basis, if at all. The clinical trial and regulatory approval process can take a number of years and require the expenditure of substantial resources. With respect to certain of the Company's ICEs, the Company has been able to shorten the regulatory approval process of its ICEs by relying on preclinical and clinical toxicology data already on file with the FDA with respect to the parent drug. Although Sepracor has to date been successful in employing this strategy in connection with the approval process of certain of its proposed products, there can be no assurance that the FDA will permit the Company to utilize this strategy in the future. Accordingly, the Company may be required to expend significant resources to complete such preclinical and clinical studies for its other ICEs, thereby significantly delaying the regulatory approval process. The failure of the Company to obtain regulatory approval on a timely basis and unanticipated significant expenditures on preclinical and clinical studies could adversely affect the financial condition of the Company. While the Company expects FDA approval of its NDA for the nebulized form of levalbuterol in late 1998, there can be no assurance that the FDA will approve such NDA by such date, if at all.

The Company currently has very limited sales and marketing experience. If the Company is successful in developing and obtaining regulatory approval for its products under development, it expects to license certain products to large pharmaceutical companies and market and sell certain other products through its direct specialty sales forces or through other arrangements, including co-promotion arrangements. In anticipation of expected FDA approval of the nebulized form of levalbuterol later this year, the Company is beginning to establish a direct sales force to market the inhalation solution of levalbuterol. Further, as the Company begins to enter into co-promotion arrangements or market and sell additional products directly, the Company will need to significantly expand its sales force. It is expected that the Company will incur significant expense in establishing its direct sales force. The ability of the Company to realize significant revenues from its direct marketing and sales activities is dependent on its ability to attract and retain qualified sales personnel in the pharmaceutical industry. There can be no assurance, however, that the Company will be able to attract and retain such qualified sales personnel, that it will successfully expand its marketing and direct sales force in the future on a timely basis, that the cost of establishing such marketing or sales force will not exceed any product revenues, that its sales and marketing efforts will be successful, or that the need to comply with FDA limits on drug product marketing, including limits on claims of comparative safety or efficacy, will not inhibit the effectiveness of such marketing. In addition, the Company will need to enter into co-promotion arrangements with third parties where its own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. There can be no assurance that the Company will be successful in entering into any such arrangements or that the terms of any such arrangements will be favorable to the Company.

Sepracor's ability to commercialize certain drugs that it develops is likely to depend in significant part on its ability to enter into collaborative agreements with pharmaceutical companies to fund all or part of the costs to complete the development of such drugs and to manufacture and/or market such drugs. To date, the Company has entered into three such collaborative agreements. The Company has licensed its U.S. patent rights to Allegra (fexofenadine) to HMRI and is entitled to receive royalties on all U.S. sales of Allegra when the patent on the parent drug expires. The Company, however, is currently party to an interference involving Allegra which, if decided adversely to the Company, could result in the loss of all or substantially all of the royalties to which the Company is entitled under the license agreement on future sales of Allegra. The Company has also licensed its worldwide patent

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

rights in DCL to Schering-Plough, pursuant to which the Company is entitled to receive royalties from Schering-Plough upon the initial sale of the product. The Company has entered into an agreement with Janssen with respect to the joint development and co-promotion of norastemizole. In each of these collaborative arrangements and, to the extent the Company enters into additional collaborative arrangements, the Company is dependent upon the efforts of the collaboration partners and there can be no assurance that such efforts will be successful. If any collaborators were to breach or terminate their agreements with the Company or fail to perform their obligations thereunder in a timely manner, the development and commercialization of the products could be delayed or terminated. Any such delay or termination could have a material, adverse effect on the Company's financial condition and results of operation. Sepracor's failure or inability to perform certain of its obligations under a collaborative agreement could result in a reduction or loss of the benefits to which Sepracor is otherwise entitled under such agreement. There can be no assurance that Sepracor will be able to enter into any such agreements for ICEs in the future or that such collaborative agreements, if any, will be entered into on terms favorable to the Company.

The Company currently operates a current Good Manufacturing Practices ("cGMP") compliant manufacturing plant which the Company believes has sufficient capacity to support the production of its drugs in quantities required for its clinical trials. While the Company believes it has the capability to scale up its manufacturing processes and manufacture sufficient quantities of certain of the products which may be approved for sale, without additional expansion, the Company will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, the Company may be required to expend additional resources to expand its current facility, construct an additional facility or contract the production of these drugs to third party manufacturers. There can be no assurance that the Company will have the resources to expand its existing or develop additional facilities or contract with manufacturers to produce its products in commercial quantities or that any contract with third party manufacturers will be on favorable terms to the Company. There can be no assurance that the Company will succeed in scaling up its manufacturing processes or maintaining cGMP compliance. Failure in either respect can lead to refusal by the FDA to approve marketing applications. Failure to maintain cGMP compliance may also be the basis for action by the FDA to withdraw approvals that have been granted and for other regulatory action.

The testing, marketing and sale of human health care products entails an inherent risk of product liability and there can be no assurance that product liability claims will not be asserted against Sepracor. Sepracor and its subsidiaries maintain limited product liability insurance coverage for both the clinical trials and commercialization of its products. There can be no assurance that Sepracor will be able to obtain further product liability insurance on acceptable terms, if at all, or that any current insurance subsequently obtained will provide adequate coverage against all potential claims.

The Company will require substantial additional funds for its research and product development programs, operating expenses, the pursuit of regulatory approvals and expansion of its production, sales and marketing capabilities. Adequate funds for these purposes, whether through equity or debt financing, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or terms acceptable to the Company. Insufficient funds could require the Company to delay, scale back or eliminate certain of its research and product development programs or to license to third parties to commercialize products or technologies that the Company would otherwise develop or commercialize itself. While the Company believes that its available cash balances will be sufficient to meet its capital requirements into 2000, the Company may need to raise additional funds to support its long term product development and commercialization programs. There can be no assurance that such capital will be available on favorable terms, if at all. The Company's cash requirements may vary materially from those now planned because of results of research and development, results of product testing, relationships with customers, changes in focus and direction of the Company's research and development programs, competitive and technological advances, patent developments, the FDA regulatory process, the capital requirements of BioSepra and Sepracor Canada Limited, and other factors.

The Company is currently evaluating the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculation or system failures. Based on preliminary information, costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in the future periods. However, if the Company, its customers or vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner.

Other factors that may affect the Company's future operating results include the Company's fluctuations in quarterly operating results, its ability to meet its debt service requirements and to compete successfully in the market.

Factors that may affect the future operating results of Sepracor include the ability of BioSepra to obtain additional financing, the dependence on BioSepra sales of HyperD media, which was introduced in 1993, and BioSepra's ability to sell its products to customers at the early stage of their product development cycles.

Factors that may affect the future operating results of Sepracor include the ability of HemaSure to develop commercially viable products and HemaSure's limited number of customers.

Because of the foregoing factors, past financial results should not be relied upon as an indication of future performance. The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that its results of operations may fluctuate from period to period in the future.

SUPPLEMENTAL STOCKHOLDER INFORMATION



PRICE RANGE OF COMMON STOCK
The Common Stock of Sepracor Inc. is traded on the Nasdaq National Market under the symbol SEPR. Prior to September 20, 1991, the Company's Common Stock was not publicly traded. On March 13, 1998, the closing price of the Company's Common Stock, as reported on the Nasdaq National Market, was $39 13/16 per share. The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market.

1997                                                   HIGH               LOW
---------------------------------------------------------------------------------
FIRST QUARTER                                          27 1/8             16
SECOND QUARTER                                         27 1/8             18
THIRD QUARTER                                          42 3/4             19
FOURTH QUARTER                                         42 3/4             28 3/8

1996                                                   High               Low
---------------------------------------------------------------------------------
First Quarter                                          20 1/8             14
Second Quarter                                         16 1/4             11 1/8
Third Quarter                                          16 1/8             10 1/4
Fourth Quarter                                         17 1/8             13 3/4

On March 13, 1998, Sepracor had approximately 479 stockholders of record.

DIVIDEND POLICY
Sepracor has never paid cash dividends on its Common Stock. The Company currently intends to reinvest its earnings, if any, for use in the business and does not expect to pay cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR
Questions regarding accounts, address changes, stock transfer and lost certificates should be directed to:
   BankBoston, N.A.
   c/o Boston EquiServe, L.P.
   P.O. Box 8040
   Boston, MA 02266-8040
   Phone: (781) 575-3120

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997 is available without charge upon written request to:

   Investor Relations
   Sepracor Inc.
   111 Locke Drive
   Marlborough, MA 01752

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SEPRACOR INC.:

We have audited the accompanying consolidated balance sheets of Sepracor Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Sepracor's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1997 and 1996 financial statements of BioSepra Inc., a majority-owned subsidiary, whose statements constitute 12% and 16% of total assets and 87% and 95% of total revenues of the related 1997 and 1996 consolidated totals, respectively.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sepracor Inc. as of December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts

February 19, 1998, except as to the information in Note W for which the date is March 26, 1998.

SEPRACOR INC. CONSOLIDATED BALANCE SHEETS

December 31 (in thousands, except par value amounts)                                      1997            1996
----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents (Note B)                                                $  82,579       $  83,344
     Marketable securities (Note B)                                                        9,981          20,306
     Accounts receivable (Note E)                                                          2,415           3,129
     Inventories (Note F)                                                                  2,722           3,481
     Other assets                                                                          1,543           1,588
                                                                                       -------------------------
Total current assets                                                                      99,240         111,848
                                                                                       -------------------------
Property and equipment, net (Note G)                                                      15,126          17,045
Investment in affiliates (Note D)                                                          3,971           3,100
Excess of investment over net assets acquired, net (Notes B, H and T)                      5,288           9,254
Other assets (Note L)                                                                      4,882           5,442
                                                                                       -------------------------
Total assets                                                                             128,507         146,689
                                                                                       -------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                  $   4,018       $   4,300
     Accrued expenses (Note I)                                                            17,670          12,174
     Deferred revenue (Note B and J)                                                          21           3,646
     Notes payable and current portion of capital lease obligation and
       long-term debt (Notes K and M)                                                        861             804
     Convertible redeemable preferred stock (Notes O and W)                                6,700            --
                                                                                       -------------------------
Total current liabilities                                                                 29,270          20,924
                                                                                       -------------------------
Long-term debt and capital lease obligation (Notes K and M)                                3,388           4,387
Convertible subordinated debentures (Note L)                                              80,880          80,880
                                                                                       -------------------------
Total liabilities                                                                        113,538         106,191
                                                                                       -------------------------
Convertible redeemable preferred stock (Notes O and W)                                      --             6,100
Minority interest (Note C)                                                                 2,937           4,006
Commitments and contingencies (Notes M and N)
Stockholders' equity (Notes C, D, L, O and P)
     Common stock, $.10 par value, authorized 40,000 in 1997 and 1996, issued and
       outstanding 27,853 in 1997 and 27,271 in 1996                                       2,785           2,727
     Additional paid-in capital                                                          222,504         214,399
     Unearned compensation, net (Note O)                                                     (94)           (234)
     Accumulated deficit                                                                (213,028)       (186,905)
     Equity adjustments                                                                     (135)            405
                                                                                       -------------------------
Total stockholders' equity                                                                12,032          30,392
                                                                                       -------------------------
Total liabilities and stockholders' equity                                             $ 128,507       $ 146,689
                                                                                       -------------------------

The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC. CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, (in thousands, except per share amounts)              1997           1996            1995
------------------------------------------------------------------------------------------------------------------
Revenues:
     Product sales                                                          $  9,636       $ 13,784       $ 14,271
     Collaborative research and development                                       58             25          1,036
     License fees and royalties (Note R)                                       5,643          1,232            900
                                                                            --------------------------------------
Total revenues                                                                15,337         15,041         16,207
                                                                            --------------------------------------
Costs and expenses:
     Cost of products sold                                                     5,992          6,784         10,410
     Research and development                                                 43,055         35,828         21,707
     Selling, general and administrative                                      15,594         15,245         19,037
     Legal expense related to patents                                          1,660          1,067          1,374
     Restructuring and impairment charges  (Note H)                            4,179           --            4,144
                                                                            --------------------------------------
Total costs and expenses                                                      70,480         58,924         56,672
                                                                            --------------------------------------
Loss from operations                                                         (55,143)       (43,883)       (40,465)
                                                                            --------------------------------------
Other income (expense):
     Equity in investee losses (Note D)                                       (2,755)       (17,539)          (808)
     Interest income                                                           5,766          6,713          3,228
     Interest expense                                                         (5,976)        (6,140)        (2,077)
     Gain on sale of ChiRex Inc.                                              30,069           --             --
     Other income (expense)                                                      547           (107)        (1,171)
                                                                            --------------------------------------
Net loss before minority interests                                           (27,492)       (60,956)       (41,293)
Minority interests in subsidiaries (Note C)                                    1,369            846          7,881
                                                                            --------------------------------------
Net loss                                                                    $(26,123)      $(60,110)      $(33,412)
                                                                            --------------------------------------
Net loss applicable to common shares (Note B)                               $(26,723)      $(60,710)      $(33,412)
                                                                            --------------------------------------
Basic and diluted net loss per common share (Note B)                        $  (0.97)      $  (2.25)      $  (1.54)
                                                                            --------------------------------------
Basic and diluted weighted average number of common shares
  outstanding (Note B)                                                        27,599         27,032         21,637


The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                 Additional
                                                                  Preferred Stock           Common Stock             Paid-In
Year ended December 31, 1997, 1996 and 1995 (in thousands)       Shares     Amount       Shares        Amount        Capital
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                                       79        $ 79        18,681        $1,868        $122,048
                                                                  -------------------------------------------------------------
     Issuance of common stock to employees
       under stock plans                                                                    430            43           1,141
     Gain on issuance of subsidiary's stock                                                                            15,235
     Issuance of common stock in public
       follow-on offering and warrant exercises                                           5,620           562          68,110
     Issuance of common stock for acquisition                                               102            11           1,399
     Issuance of common stock from conversion
       of subordinated convertible notes                                                  1,189           119           5,381
     Issuance of common stock from conversion
       of preferred stock                                         (79)        (79)          794            79
     Accrued dividends from preferred stock                                                                              (500)
     Net loss
     Equity adjustments
                                                                  -------------------------------------------------------------
Balance at December 31, 1995                                       --          --        26,816        $2,682         212,814
                                                                  -------------------------------------------------------------
     Issuance of common stock to employees
       under stock plans                                                                    455            45           2,185
     Accrued dividends from preferred stock                                                                              (600)
     Unearned compensation, net
     Net loss
     Equity adjustments
                                                                  -------------------------------------------------------------
Balance at December 31, 1996                                       --          --        27,271        $2,727         214,399
                                                                  -------------------------------------------------------------
     Issuance of common stock to employees
       under stock plans                                                                    582            58           3,017
     Unearned compensation, net
     Accrued dividends from preferred stock                                                                              (600)
     Gain on issuance of subsidiary's stock                                                                             5,688
     Net loss
     Equity adjustments
                                                                  -------------------------------------------------------------
Balance at December 31, 1997                                       --         $--       $27,853        $2,785        $222,504
                                                                  -------------------------------------------------------------






                                                                                                                     Total
                                                                  Unearned         Accumulated      Equity        Stockholders'
Year ended December 31, 1997, 1996 and 1995 (in thousands)       Compensation        Deficit      Adjustments        Equity
------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                                        $ --           $ (93,383)        $(127)        $ 30,485
                                                                 -------------------------------------------------------------
     Issuance of common stock to employees
       under stock plans                                                                                              1,184
     Gain on issuance of subsidiary's stock                                                                          15,235
     Issuance of common stock in public
       follow-on offering and warrant exercises                                                                      68,672
     Issuance of common stock for acquisition                                                                         1,410
     Issuance of common stock from conversion
       of subordinated convertible notes                                                                              5,500
     Issuance of common stock from conversion
       of preferred stock
     Accrued dividends from preferred stock                                                                            (500)
     Net loss                                                                        (33,412)                       (33,412)
     Equity adjustments                                                                                653              653
                                                                 -------------------------------------------------------------
Balance at December 31, 1995                                            --          (126,795)          526           89,227
                                                                 -------------------------------------------------------------
     Issuance of common stock to employees
       under stock plans                                                                                              2,230
     Accrued dividends from preferred stock                                                                            (600)
     Unearned compensation, net                                      $(234)                                            (234)
     Net loss                                                                        (60,110)                       (60,110)
     Equity adjustments                                                                               (121)            (121)
                                                                 -------------------------------------------------------------
Balance at December 31, 1996                                          (234)         (186,905)          405           30,392
                                                                 -------------------------------------------------------------
     Issuance of common stock to employees
       under stock plans                                                                                              3,075
     Unearned compensation, net                                        140                                              140
     Accrued dividends from preferred stock                                                                            (600)
     Gain on issuance of subsidiary's stock                                                                           5,688
     Net loss                                                                        (26,123)                       (26,123)
     Equity adjustments                                                                               (540)            (540)
                                                                 -------------------------------------------------------------
Balance at December 31, 1997                                         $ (94)        $(213,028)        $(135)        $(12,032)
                                                                 -------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

SEPRACOR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31, (in thousands)                                                   1997            1996            1995
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net loss                                                                         $ (26,123)      $ (60,110)      $ (33,412)
     Adjustments to reconcile net loss to net cash used in operating activities:
       Minority interests in subsidiaries                                                (1,369)           (846)         (7,881)
       Depreciation and amortization                                                      4,614           4,400           2,785
       Provision for doubtful accounts                                                      150             142             286
       Equity in investee losses                                                          2,755          17,539             808
       Loss on disposal of property and equipment                                            24             125              10
       Restructuring and impairment charges                                               4,018            --             2,629
       Gain on sale of equity investee                                                  (30,069)           --              --
     Changes in operating assets and liabilities, net of effects of acquired business:
       Accounts receivable                                                                  383           2,069           4,272
       Inventories                                                                          (46)            (72)          1,727
       Other current assets                                                                  50            (796)           (313)
       Accounts payable                                                                    (136)          1,115          (3,315)
       Accrued expenses                                                                   5,606           6,176           1,424
       Deferred revenue                                                                  (3,620)            147           2,757
                                                                                      -----------------------------------------
Net cash used in operating activities                                                   (43,763)        (30,111)        (28,223)
                                                                                      -----------------------------------------
Cash flows from investing activities:
     Purchases of marketable securities                                                 (60,961)        (93,328)        (24,584)
     Sales and maturities of marketable securities                                       71,285          80,454          19,350
     Additions to property and equipment                                                 (2,653)        (10,121)         (3,184)
     Proceeds from sale of equipment                                                          7             147              34
     Investment in subsidiary                                                              --              --            (6,639)
     Investment in affiliate                                                             (4,046)           --              --
     Net proceeds from sale of equity investee                                           30,625            --              --
     Proceeds from affiliate's repayment of long-term note                                6,034            --              --
     (Increase) decrease in other assets                                                    449           1,560          (1,203)
                                                                                      -----------------------------------------
Net cash provided by (used in) investing activities                                      40,740         (21,288)        (16,226)
                                                                                      -----------------------------------------
Cash flows from financing activities:
     Net proceeds from issuance of stock                                                  3,203           2,047          74,904
     Proceeds from sale of convertible subordinated debentures                             --              --            78,268
     Borrowings under long-term debt                                                        174            --             3,778
     Repayments of long-term debt                                                          (962)           (826)           (439)
     Repayments under line of credit agreements                                             (11)         (2,299)         (1,701)
                                                                                      -----------------------------------------
Net cash provided by (used in) financing activities                                       2,404          (1,078)        154,810
                                                                                      -----------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               (146)              3              60
                                                                                      -----------------------------------------
Net increase (decrease) in cash and cash equivalents                                       (765)        (52,474)        110,421
Cash and cash equivalents at beginning of year                                           83,344         135,818          25,397
                                                                                      -----------------------------------------
Cash and cash equivalents at end of year                                                 82,579       $  83,344       $ 135,818
                                                                                      -----------------------------------------
Supplemental schedule of cash flow information:
Cash paid during the year for interest                                                $   5,980       $   6,337       $   1,666
Capital lease obligations incurred                                                    $    --         $      61       $     915
                                                                                      -----------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A - NATURE OF THE BUSINESS
Sepracor Inc. was incorporated in 1984 to research, develop and commercialize products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. Specifically, Sepracor is developing improved versions of top-selling drugs called ICE(TM) Pharmaceuticals (Improved Chemical Entities). Sepracor is focusing on advancing its pharmaceutical programs and strengthening its patent positions for these ICE pharmaceuticals. Sepracor's 100% owned subsidiary, Sepracor Canada Ltd., supplies clinical material to Sepracor through its manufacturing facility in Windsor, Nova Scotia which commenced operations in February 1995. Sepracor's 64% owned subsidiary, BioSepra Inc., with operations in France and the U.S., is committed to supplying high-quality, reliable bioprocessing media and equipment to the biotechnology industry (See Note H). Sepracor's 37% owned subsidiary, HemaSure Inc., is dedicated to making blood safer through blood filtration devices. Sepracor's 22% owned subsidiary, Versicor Inc., has initiated a program in combinatorial chemistry. This emerging field involves the creation of diverse chemical libraries, consisting of three-dimensional, space filling chiral molecules.

Sepracor and its subsidiaries are subject to risks common to companies in the industry including, but not limited to, development by Sepracor or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology and compliance with government regulations.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: Consolidated financial statements include the accounts of Sepracor and all of its wholly and majority owned subsidiaries. All material intercompany transactions have been eliminated. Investments in affiliated companies which are 50% owned or less are accounted for using the equity method. Versicor had been a consolidated entity until December 10, 1997 and was included in Sepracor's consolidated financial statements for the years ended December 31, 1996 and December 31, 1995. Versicor's financial results were consolidated for the period January 1, 1997 through December 10, 1997. See Notes C and D for further discussion.

The Company accounts for the sale of subsidiary stock in different manners, depending on the life-cycle of the entity. The Company will offset any gains or losses against additional paid-in capital for early development stage subsidiaries. For later stage subsidiaries, the Company records gains or losses as other income or expense.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following:
(1) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the dates of the financial statements and
(3) the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES: The assets and liabilities of Sepracor's international subsidiaries are translated into U.S. dollars using current exchange rates. Statement of operations amounts are translated at average exchange rates prevailing during the period. The resulting translation adjustment is recorded in the equity adjustments account in stockholders' equity. Foreign exchange transaction gains and losses are included in other income (expense).

CASH AND CASH EQUIVALENTS: Sepracor considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. As of December 31, 1997 and 1996, cash equivalents primarily consist of $1,165,000 and $4,511,000 in repurchase agreements, $61,011,000 and $70,215,000 in high quality corporate and government commercial paper and $19,530,000 and $8,403,000 of money market instruments which invest primarily in U.S. Treasury securities, respectively.

CONCENTRATION OF CREDIT RISK: The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of the cash and cash equivalents. The Company places its cash, temporary cash investments and marketable securities with high credit quality financial institutions. Financial instruments that subject the Company to credit risk consist primarily of trade accounts receivable. Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

Year Ended December 31:          1997         1996
--------------------------------------------------
Customer A                        16%          25%
Customer B                        --           15%
Customer C                        11%          --
Customer D                        --           --
Customer E                        24%          --

Revenues from significant customers are as follows:

Year Ended December 31:         1997          1996         1995
---------------------------------------------------------------
Customer A                       33%           24%          --
Customer B                       --            12%          --
Customer C                       10%           --           --
Customer D                       12%           --           --
Customer E                       --            --           --

For financial information by geographic area see Note V.

MARKETABLE SECURITIES: Sepracor has classified its marketable securities as "available for sale". Marketable securities include government securities and corporate commercial paper, maturing in less than a year, which can be readily purchased or sold using established markets. Marketable securities are stated at fair value. Net realized gains and losses on security transactions are determined on the specific identification cost basis. The market value of Sepracor's marketable securities at December 31, 1997 and 1996, was not materially different from cost.

Marketable securities consist of the following at December 31:

(in thousands)                                   1997                      1996
-------------------------------------------------------------------------------
Government Security                            $   --                   $ 5,000
Corporate commercial paper                      9,981                    15,306
                                               --------------------------------
                                               $9,981                   $20,306
                                               ================================


There were no gross realized gains or losses on the sale of marketable securities for the years ended December 31, 1997, 1996 and 1995, respectively.

INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of thirty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

SOFTWARE DEVELOPMENT COSTS: In accordance with the provision of Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalized $199,000 of software costs in 1995. These costs are being amortized over the expected number of units to be shipped. Amortization of $157,000, $311,000 and $165,000 was charged to cost of sales in 1997, 1996 and 1995, respectively. There were no capitalizable software costs in 1997 and 1996.

INTANGIBLE ASSETS: The excess of investment over net assets acquired is amortized using the straight-line method over 20 years. Accumulated amortization was $7,476,000 and $3,510,000 at December 31, 1997 and 1996, respectively. The Company evaluates the possible impairment of goodwill at each reporting period based on the undiscounted projected cash flows of the related unit. Sepracor capitalizes all significant costs associated with the successful filing of a patent application. Patent costs are amortized over their estimated useful lives, not to exceed 17 years. Deferred finance costs relating to expenses incurred to complete the convertible subordinated debenture offering, completed in 1995, are amortized over seven years.

Long-lived assets are reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of goodwill and other assets at each reporting period based on the undiscounted projected cash flows of the related asset.

REVENUE RECOGNITION: Revenues from product sales are recognized when goods are shipped or installation is complete. Revenues for contracted services and research and development contracts are recorded based on effort incurred or milestones achieved in accordance with the terms of the contract. Deferred revenues represent progress payments received from customers pursuant to contract revenues not yet recorded. For construction contracts for bioprocessing equipment, a downpayment of up to one-third of the approximate value of the equipment contracts is required prior to beginning work on the contract.

INCOME TAXES: The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

BASIC AND DILUTED NET LOSS PER COMMON SHARE: The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share", which modifies the way in which earnings per share ("EPS") is calculated and disclosed in the quarter ended December 31, 1997. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted-average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive. Common equivalent shares result from the assumed conversion of preferred stock and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. At December 31, 1997, had the result not been antidilutive, the Company would have shown 34,137,001 shares as the diluted weighted average number of shares outstanding. Included in the 1997 and 1996 basic and diluted net loss applicable to common shares is $600,000 of dividends relating to Series B Redeemable Exchangeable Preferred Stock (See Note O).

OTHER: The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income"("SFAS 130") which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 will become effective for fiscal years beginning in the first quarter of the fiscal year ending December 31, 1998. The Company does not expect this standard to have a material effect on the results from operations.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 specifies new guidelines for determining a company's operating segments and related requirements for disclosure. Sepracor is in the process of evaluating the impact of the new standard on the presentation of the financial statements and the disclosure therein. SFAS 131 will become effective for fiscal years beginning after December 31, 1998.

C - SEPRACOR SUBSIDIARIES
In 1993, Sepracor formed two wholly-owned subsidiaries, BioSepra and HemaSure. Sepracor transferred to BioSepra its chromatography business, including all of the outstanding shares of Sepracor S.A., a French company. Sepracor transferred to HemaSure its technology relating to the manufacture, use and sale of its membrane filter products and medical devices for the separation and purification of blood, blood products and blood components. In March 1994, BioSepra and HemaSure each completed its initial public offering.

In November 1994, SepraChem, Inc. ("SepraChem") was established as a wholly-owned subsidiary of Sepracor. In January 1995, in exchange for 7,999,999 common shares, Sepracor transferred to SepraChem the pharmaceutical fine chemical manufacturing business.

In May 1995, Versicor was formed as a subsidiary of Sepracor. In October 1995, Versicor sold 485,000 shares of common stock to certain stockholders, 1,600,000 shares of common stock to Sepracor and 400,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") to Sepracor. The Preferred Stock was convertible, at the option of Sepracor, into common on a one-for-one basis.

In June 1995, Sepracor purchased New England Pharmaceuticals ("NEP"). NEP was a manufacturer of a breath activated inhaler for asthma patients and has patents relating to this technology. The acquisition was accounted for under the purchase method of accounting. In June 1996, NEP was merged into Sepracor.

In October 1995, Versicor entered into a Convertible Subordinated Note Agreement ("Note") with Sepracor. Under this Note, Sepracor agreed to loan to Versicor until October 2, 1998, up to an aggregate of $4,700,000. The Note accrued interest at prime plus 1/2% not to exceed 9.5%. The Note was convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock by dividing the amount outstanding, including principal and interest, by $0.7833. The amount outstanding was $0 and $5,066,000 at December 31, 1997 and December 31, 1996, respectively. Total interest expense charged to Versicor under this agreement was $60,000, $349,000 and $17,000 in 1997, 1996 and 1995,
respectively.

In 1996, Versicor also entered into a loan agreement with Sepracor. Under this agreement Sepracor agreed to loan to Versicor up to an aggregate of $7,500,000. The loan accrued interest equal to the prime rate minus 1/4, adjusted under certain circumstances. The total amount outstanding under this loan agreement was $0 and $2,705,000 at December 31, 1997 and December 31, 1996, respectively. Total interest expense charged to Versicor under this agreement was $120,000 and $68,000 in 1997 and 1996, respectively. As of June 23, 1997, this agreement was amended to provide that the accumulated principal and interest payments due to Sepracor, was convertible, at the option of Sepracor, into Versicor Series B Convertible Preferred Stock, by dividing the amount outstanding, including principal and interest, by $0.7833.

In December 1997, Versicor received private equity financing of approximately $22,000,000. In exchange for the funding, Versicor issued Series C Preferred Stock. As part of the transaction, Sepracor exercised its conversion option on the Versicor Convertible Subordinated Notes in the amount of $9,530,000. The remaining $6,034,000 outstanding under the Notes was repaid to Sepracor by the end of 1997. Sepracor recognized a gain of approximately $5,688,000 on the transaction which was recorded as an increase to additional paid-in capital. At December 31, 1997, Sepracor had an investment in Versicor of $3,971,000 and there were no amounts outstanding under either Note. Sepracor's ownership as of December 31, 1997 was approximately 22%, thereby making Versicor an affiliate and reportable under the equity method. (See Note D)

In January 1996, BioSepra signed a Promissory Note for $350,000, or so much of such sum as shall have been advanced by Sepracor (the "Promissory Note"). This amount is payable over sixty installments and does not bear interest. BioSepra used the funds for leasehold improvements in its new office space. As of December 31, 1997, BioSepra had received $350,000 under the Promissory Note and $245,000 remained outstanding.

In March 1996, Sepracor loaned BioSepra $3,500,000. In addition, Sepracor agreed to loan BioSepra up to an additional $2,000,000 until March 1997 (the "loans"). Interest on the loans was at prime plus 3/4%. The loans including any interest thereon, were convertible into the shares of BioSepra common stock, at the option of Sepracor at any time prior to payment. On June 10, 1996, Sepracor converted the outstanding principal amount of $5,500,000 plus accrued interest of $47,639 into 1,369,788 shares of BioSepra common stock. As a result of the conversion Sepracor owns approximately 64% of BioSepra.

D - SEPRACOR AFFILIATES
In September 1995, HemaSure completed the sale of 2,500,000 shares of its common stock, pursuant to an underwritten public offering. As a result of the sale, Sepracor's ownership of the outstanding shares of common stock of HemaSure was reduced from approximately 55% to approximately 37%. Effective September 27, 1995, Sepracor no longer consolidates HemaSure's financial statements and accounts for the investment in HemaSure using the equity method. The sale resulted in a gain of approximately $15,235,000, which was recorded as an increase to additional paid-in capital. Since the sale, Sepracor recorded $2,927,000, $15,021,000 and $808,000 of equity investee losses in 1997, 1996 and
1995, respectively. HemaSure's loss in 1996 included $24,748,000 relating to its one-time operating loss and loss on disposal of its discontinued blood plasma business. (Sepracor's portion of this was $9,157,000). At December 31, 1997, Sepracor's investment in HemaSure was zero.

In March 1996, ChiRex Inc. ("ChiRex"), a newly formed corporation that is a combination of Sterling Organics Limited, and the chiral chemistry business of Sepracor, completed an initial public offering of common stock. ChiRex sold 6,675,000 shares at $13 per share. In exchange for the contribution of SepraChem, Sepracor received 3,489,301 shares of ChiRex common stock and as a result Sepracor owned approximately 32% of ChiRex. Sepracor accounted for this transaction as a non-monetary exchange of assets and, therefore, no gain or loss was recorded as a result of this transaction. Since

March 11, 1996, Sepracor
carried its investment in ChiRex using the equity method of accounting and, accordingly, recorded $383,000 and $2,518,000 as its share of ChiRex's losses for the years ended December 31, 1997 (through March 31) and December 31, 1996, respectively. Included in ChiRex's 1996 results were one-time write-offs of $11,076,000 (Sepracor's portion of this was $3,544,000) from ChiRex's initial public offering and resulting transactions.

In March 1997, the Securities and Exchange Commission declared effective a registration statement for the offering to the public of the 3,489,301 shares of ChiRex common stock held by Sepracor. On March 31, 1997, Sepracor received net proceeds of approximately $31,125,000. As a result of this transaction, Sepracor recognized a gain of $30,069,000, which was recorded as other income.

In December 1997, upon the completion of the private equity financing, Versicor, a former subsidiary, became an affiliate of Sepracor and accordingly, Sepracor recorded $75,000 as its share of Versicor's losses for the year ended December 31,1997.

E - ACCOUNTS RECEIVABLE
Sepracor's trade receivables primarily represent amounts due to BioSepra from companies and research institutions in the United States, Europe and Japan engaged in the research, development, or production of pharmaceutical and biopharmaceutical products. BioSepra performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts was $369,000 and $233,000 at December 31, 1997 and 1996, respectively.

F - INVENTORIES
Inventories consist of the following at December 31:

(in thousands)                                             1997            1996
-------------------------------------------------------------------------------
Raw materials                                             $  600         $1,155
Work in progress                                             129            310
Finished goods                                             1,993          2,016
                                                          ---------------------
                                                          $2,722         $3,481
                                                          ---------------------


G - PROPERTY AND EQUIPMENT
Property and equipment consists of the following at December 31:

(in thousands)                                       1997               1996
------------------------------------------------------------------------------
Land                                               $     74           $     74
Building                                              1,993              1,932
Laboratory and manufacturing equipment               10,407             11,233
Office equipment                                      4,450              4,844
Leasehold improvements                                5,411              5,493
                                                   ---------------------------
                                                     22,335             23,576
Accumulated depreciation and amortization            (7,761)            (6,724)
                                                   ---------------------------
                                                     14,574             16,852
Construction in progress                                552                193
                                                   ---------------------------
                                                   $ 15,126           $ 17,045
                                                   ---------------------------


Depreciation expense was $3,129,000, $2,189,000 and $1,477,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

H - RESTRUCTURING AND IMPAIRMENT CHARGES
In December 1997, BioSepra recorded restructuring and impairment charges totaling $4,179,000. Of this amount, $851,000 relates to a cost-reduction program and $3,328,000 relates to the writedown of intangible assets to their net realizable value.

The purpose of the cost-reduction program was to enable BioSepra to focus on the process segments of the biopharmaceutical and genomics market. The program involved the discontinuance of the instrument product line and a reduction in the number of employees. As part of the cost-reduction program, $690,000 represents the write down of inventory and fixed assets associated with the discontinued product line and $161,000 represents severance and benefits related to the reduction in workforce in the U.S. BioSepra terminated seven employees consisting of marketing/sales, finance and administrative personnel. BioSepra expects to pay all of the severance and benefits associated with this workforce reduction in the first half of 1998. There can be no assurances that this program will not result in the loss of customers or temporary sales or production disruptions that could have a materially adverse effect on BioSepra's business, financial condition or results of operations.

In June 1995, BioSepra announced a major cost-reduction program that involved the consolidation of its facilities and a significant reduction in the number of employees. The purpose of the program was to enable BioSepra to focus on the process development and process segments of the biopharmaceutical market. In connection with this program in July 1995, BioSepra completed the sale of Biopass S.A. ("Biopass"), one of BioSepra's French subsidiaries (see Note Q). As part of the cost-reduction program, BioSepra recorded restructuring and impairment charges totaling $4,144,000 in the second quarter of 1995. Of this amount, $1,180,000 represents severance and medical benefits related to the reduction in workforce in the U.S. and France and $2,964,000 relates to impairment of intangibles and loss on assets to net realizable value. BioSepra has completed its reduction in workforce related to this cost-reduction program resulting in the termination of 55 employees consisting of research and development, administrative, production and marketing/sales personnel. BioSepra had paid all of the costs, relating to the employee reductions made as part of the 1995 restructuring, as of December 31, 1997.

I - ACCRUED EXPENSES
Included in accrued expenses is $9,754,000 and $5,828,000 of accrued research and development expenses and $1,427,000 and $1,000,000 of accrued compensation as of December 1997 and 1996, respectively.

J - DEFERRED REVENUE
In March 1995, Sepracor and BioSepra, entered into separate agreements with Beckman Instruments, Inc. ("Beckman"). Beckman entered into a joint distribution and development agreement with BioSepra, and Beckman entered into an agreement with Sepracor to purchase certain preferred stock of Sepracor. The distribution agreement was extended in July 1996, allowing Beckman to market on a worldwide exclusive basis for a period of three years certain HyperD chromatographic columns, and provides for the development (in accordance with certain milestones) and manufacture by BioSepra of chromatographic systems for Beckman. In 1997, the agreement was amended, due to the settlement of the PerSeptive lawsuit (see Note N), eliminating BioSepra's obligation to repay to Beckman part of such payments made by Beckman under the agreement if BioSepra failed to meet such milestones or if BioSepra terminates Beckman's right to use and sell licensed products, including HyperD media, because a court finds that any such licensed products infringe any third-party patents. As a result of the amendment, BioSepra recognized $2,700,000 of license fee revenue in December 1997, rather than over the next three years. Under the agreement, Beckman made payments of $1,400,000 and $3,500,000 in 1996 and 1995, respectively. BioSepra recognized $3,600,000, $900,000 and $400,000, of revenue under the agreement in 1997, 1996 and 1995, respectively and $3,600,000 was recorded as deferred revenue as of December 31, 1996. There was no deferred revenue under this agreement as of December 31, 1997. See Note W for subsequent event.

K - NOTES PAYABLE TO BANK AND LONG-TERM DEBT
Notes payable and long-term debt consist of the following at December 31:

(in thousands)                                                      1997              1996
-------------------------------------------------------------------------------------------
PIBOR plus .08% French Franc Loan Payable in
  quarterly installments through 2000                             $   624           $ 1,012

PIBOR plus 1.8%, French Franc Loan
  Payable in quarterly installments through 2001                      138              --

Variable rate, 6.45% - 6.57%,
  French Franc Line of Credit                                           1              --

Variable rate, 4.89% - 5.08%,
  French Franc Line of Credit                                        --                  13

8.05% French Franc Term Loan, payable in monthly
  installments through 1997                                          --                   7

Loan from Nova Scotia Business Development
  Corporation ("NSBDC") bearing interest at 9.25%
  until May 31, 2000 and thereafter at 9.5%, repayable
  in 120 consecutive monthly payments of $21 principal
  plus interest with a final payment of $20 in June 2005            1,925             2,183

Loan from Atlantic Canada Opportunities Agency, non-
  interest bearing, repayable in 60 equal installments
  commencing March 15, 1998                                           370               370

Government grant from Nova Scotia Department
  of Economic Development                                             816               992

Obligations under Capital Lease Obligations
  (See Note M)                                                        375               614
                                                                  -------------------------
                                                                    4,249             5,191
Less current portion                                                 (861)             (804)
                                                                  -------------------------
Total                                                             $ 3,388           $ 4,387
                                                                  -------------------------


At December 31, 1997, BioSepra's wholly-owned French subsidiary ("BioSepra S.A.") had two available credit facilities aggregating 3,000,000 French Francs from two French commercial banks, of which $1,000 and $13,000 was outstanding at December 31, 1997 and 1996, respectively. The amount available under the 4.89% - 5.08% credit facility, which is payable on demand, is guaranteed by Sepracor. Sepracor also guarantees a certain French Franc loan held by BioSepra S.A. The amount outstanding under this loan was $624,000 and $1,012,000 as of December 31, 1997 and 1996, respectively. The interest rate on this loan at December 31, 1997 and 1996 was 4.50% and 4.23%, respectively.

In December 1996, Sepracor, BioSepra and Versicor entered into a revolving credit agreement with a commercial bank that provides for borrowing of up to $10,000,000. This agreement was amended in

December 1997 to remove Versicor as a party thereto. BioSepra can borrow up to $3,000,000. All borrowings are collateralized by certain assets of the companies. The credit agreement contains covenants relating to minimum tangible capital base, minimum cash or cash equivalents, minimum liquidity ratio and maximum leverage for Sepracor and BioSepra. Sepracor is a guarantor of all outstanding borrowings. At December 31, 1997, there was no amount outstanding under this agreement. The annual interest rate on such borrowings is the lower of the prime rate or LIBOR plus 1.75%.

In December 1996, Versicor entered into a term loan agreement with a commercial bank that provided for borrowing of up to $3,000,000 for the purpose of financing capital equipment purchases. No term loan could be less than $500,000 and should be payable in sixteen equal quarterly installments commencing on January 1, 1998 with the final payment of the balance on December 31, 2001 or such earlier date that the balance shall have been reduced to zero. The annual interest rate on such borrowings was at the lower of the prime rate or the bank's Fixed Quoted Rate plus 1/2%. This agreement was terminated in December 1997 and replaced with two term loans, one for $4,034,000 and another for $2,000,000. Sepracor entered into a put agreement with the commercial bank pursuant to which Sepracor agreed to purchase $2,000,000 of indebtedness of Versicor, in the event of a default by Versicor under its loan agreement with the commercial bank. In the event that the put right is exercised by the bank, the bank will assign its security interest in the fixed assets of Versicor to Sepracor.

Sepracor guarantees the loan from NSBDC. The government grant received by Sepracor Canada Limited may be repayable if Sepracor Canada Limited fails to meet certain conditions of the agreement. The government assistance is recorded as debt and is amortized on the same basis as the depreciation of the related capital assets.

Minimum annual principal repayment of long-term debt, excluding capital leases, in each of the next five years are as follows: 1998-$603,000, 1999-$623,000, 2000-$501,000, 2001-$343,000, 2002-$332,000.

L - CONVERTIBLE SUBORDINATED DEBENTURES
In November and December, 1995, Sepracor issued $80,880,000 of Convertible Subordinated Debentures (the "Debentures"). The Debentures bear interest at 7% payable semi-annually, commencing on June 1, 1996, and are due on December 1, 2002. The Debentures are convertible into shares of Common Stock of the Company at $19.68 per share. The Debentures are not redeemable by the Company until December 1, 1998. As part of the sale of the Debentures, Sepracor incurred approximately $2,788,000 of offering costs. These costs are classified in other assets and are being amortized over the life of the Debentures, which is seven years.

On February 10, 1998, Sepracor issued $189,475,000 of 6 1/4% Convertible Subordinated Debentures due 2005 (the "6 1/4% Debentures"). The 6 1/4% Debentures are convertible into Sepracor Common Stock, at the option of the holder, at a price of $47.369 per share. The 6 1/4% Debentures bear interest at 6 1/4% payable semi-annually, commencing on August 15, 1998. The 6 1/4% Debentures are not redeemable by the Company prior to February 18, 2001. The Company may be required to repurchase the 6 1/4% Debentures at the option of the holders in certain circumstances. As part of the sale of the 6 1/4% Debentures, Sepracor incurred approximately $5,915,000 of offering costs, which will be recorded as other assets and amortized over seven years, the term of the 6 1/4% Debentures. The net proceeds to the Company after offering costs was $183,560,000. The Company intends to use the proceeds from the sale of the 6 1/4% Debentures for the establishment of the Company's respiratory sales force, marketing of certain ICEs, ongoing preclinical and clinical trials, funding of other research and development programs, and working capital and other general corporate purposes.

M - COMMITMENTS
In 1994, Sepracor, HemaSure and BioSepra entered into an equipment leasing arrangement that provides for a total of $2,000,000 for the purpose of financing the purchase of capital equipment in the United States. All outstanding amounts are collateralized by the assets so financed and BioSepra's portion is guaranteed by Sepracor. There was a total of $355,000 and $565,000, relating to Sepracor and BioSepra, outstanding under this agreement at December 31, 1997 and 1996, respectively.

Future minimum lease payments under all noncancelable leases in effect at December 31, 1997, are as follows: (in thousands)

Year                                          Operating Leases          Capital Leases
--------------------------------------------------------------------------------------
1998                                                    $1,017                    $294
1999                                                       865                     118
2000                                                       736                     --
2001                                                       735                     --
2002                                                       766                     --
Thereafter                                               3,634                     --
                                                        ------------------------------
Total minimum lease payments                            $7,753                    $412
Less amount representing interest                                                  (37)
                                                        ------------------------------
Present value of minimum lease payments                                           $375
                                                        ------------------------------


Future minimum lease payments under operating leases relate to Sepracor's and BioSepra's principal office, laboratory and production facilities. The lease terms provide options to extend the leases. The leases require Sepracor to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. Rental expense under these and other leases amounted to $1,687,000, $1,240,000 and $1,003,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

N - LITIGATION
In July 1997, the United States Patent and Trademark Office (the "PTO") informed Sepracor that it had declared an interference between Sepracor's previously issued method-of-use patent on fexofenadine to treat allergic rhinitis and another similar patent application of Sepracor, and the method-of-use patent application held by Hoechst Marion Roussel Inc. ("HMRI") on the anti-histaminic effects of fexofenadine on hepatically impaired patents. The primary objective of a patent interference, which can only be declared by the PTO, is to determine the first to invent any overlapping subject matter claimed by more than one party. In the course of an interference, the parties typically present evidence relating to their inventive activities as to the overlapping subject matter. The PTO then reviews the evidence to determine which party has the earliest legally sufficient inventive date, and, therefore, is entitled to a patent claiming the overlapping subject matter. (See Note R for further discussion.)

If Sepracor prevails in the interference, Sepracor will retain all of its claims in its issued patent. If, however, Sepracor loses the interference, HMRI will be issued a U.S. patent containing its claims involved in the interference and may not be obligated to pay Sepracor milestone or royalty payments pursuant to the terms of the license agreement whereby Sepracor licensed its U.S. patent rights covering fexofenadine to HMRI in 1993.

In December 1997, the Company and its subsidiary, BioSepra, settled their longstanding patent lawsuit with PerSeptive Biosystems, Inc. ("PerSeptive"), a competitor of BioSepra. Under the terms of the settlement, PerSeptive received an unspecified amount and BioSepra obtained a limited, non-exclusive license under PerSeptive's Perfusion Chromatography R patents to make, use and sell its HyperD R product line free of claims of infringements by PerSeptive.

HemaSure is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in February 1996 and November 1996, Pall alleged that HemaSure's manufacture, use and/or sale of the LeukoNet Pre-Storage Leukoreduction Filtration System product infringes upon three patents held by Pall. On October 14, 1996, in connection with the first action concerning U.S.Patent No. 5,451,321 (the "'321 patent"), HemaSure filed for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time. In October 1997, the U.S. District Court for the Eastern District of New York granted in part Pall's summary judgment motion relating to the '321 patent. The court has not yet ruled on the validity of Pall's '321 patent claims, which HemaSure has asserted are invalid and unenforceable. The court now will need to review and determine the validity of this patent prior to any further action. No date has been set for these proceedings.

With respect to the second action concerning U.S. Patent Nos. 4,340,479 (the "'479 patent") and 4,952,572 (the "'572 patent"), HemaSure has answered the complaint stating that it does not infringe any claim of the asserted patents. Further, HemaSure has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 patent, and a declaratory judgment of noninfringement of the '479 patent, as a result of a license.

HemaSure believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by HemaSure or its customers of the present LeukoNet product does not infringe any valid enforceable claim of the three asserted Pall patents. However, there can be no assurance that HemaSure will prevail in the pending actions, and an adverse outcome in a patent infringement action would have a material adverse effect on HemaSure's future business and operations.

O - STOCKHOLDERS' EQUITY
In October 1995, all 79,365 outstanding shares of Series A Convertible Preferred Stock were converted into 793,650 shares of Sepracor's Common Stock.

In March 1995, Beckman acquired 312,500 shares of Sepracor's Series B Redeemable Exchangeable Preferred Stock for $5,000,000. This issue is exchangeable into a portion of Sepracor's holdings of BioSepra common stock, representing approximately 4% of BioSepra's shares outstanding, in return for certain rights granted to Beckman under a change of control of BioSepra and is redeemable after the year 2000 based upon certain other events. The holders of Series B Redeemable Exchangeable Preferred Stock are entitled to receive, when, and if declared by the Board of Directors, an annual cash dividend of $1.92 per share. Such dividends shall accrue daily and are cumulative from the date of issuance. The dividends are payable at the mandatory redemption date of February 2000. As of December 31, 1997, Sepracor had accrued $1,700,000 of dividends payable. See Note W for subsequent event.

In August 1995, Sepracor received approximately $62,336,000 of net proceeds from the sale of 4,600,000 shares of its Common Stock in a follow-on public offering.

In May 1996, the stockholders of Sepracor approved an amendment to Sepracor's Restated Certificate of Incorporation increasing from 35,000,000 to 40,000,000 the number of authorized shares of Common Stock.

In 1996, Sepracor issued stock options to certain consultants. As a result, $248,000 was initially recorded as unearned compensation. In 1997, an adjustment of $107,000 was made for cancelled options and $28,000 and $14,000 were recorded in related amortization in 1997 and 1996, respectively.

P - STOCK PLANS AND WARRANTS
STOCK PLANS: The Company has two stock-based compensation plans, which are described below. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 is effective for periods beginning after December 15, 1995. SFAS 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based or fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted disclosure provisions of SFAS 123 in 1996 and has applied APB Opinion 25 and related interpretations in accounting for its plans. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates, as calculated in accordance with SFAS 123, the Company's net loss and basic and diluted loss per share for the years ended December 31, 1997 and 1996 would have been increased to the pro forma amounts indicated below:

                                1997                               1996
                         NET        BASIC AND DILUTED       Net        Basic and Diluted
(in thousands)          LOSS         LOSS PER SHARE        Loss         Loss Per Share
-----------------------------------------------------------------------------------------
As Reported           $(26,723)         $(0.97)          $(60,710)          $(2.25)

Pro forma             $(30,745)         $(1.11)          $(63,398)          $(2.35)


The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts, since SFAS 123 does not apply to awards prior to 1995 and additional awards in future years are not anticipated.

The fair value of each stock option is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted average assumptions: an expected life of 7 years, expected volatility of 60%, a risk-free interest rate of 5.0% to 7.8% and no dividends.

The 1985 Stock Option Plan (the "Plan") permits Sepracor to grant shares of common stock under incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). The Plan provides for the granting of ISOs to officers and key employees of Sepracor and NSOs to officers, key employees, consultants and directors of Sepracor. ISOs and NSOs granted under the Plan have a maximum term of ten years from the date of grant and have an exercise price not less than the fair value of the stock on the date of grant and vest over five years.

In 1991, the Board adopted the 1991 Restated Stock Option Plan which amended and restated the 1985 Stock Option Plan. In May 1996, the stockholders approved an amendment to the Plan increasing the number of shares of common stock, which may be granted to 5,000,000. Stock option activity related to this plan is summarized below.

In January 1995, Sepracor adopted a Stock Option Exchange Program. Upon employee consent, the program provides for the grant to each employee a new stock option in exchange for the cancellation of the old stock option. The new stock option, granted at fair market value at date of issuance, will become exercisable for a number of shares of common stock equal to the number of shares covered by the old stock option.

The 1991 Directors' Plan provides for the granting of NSOs to directors of Sepracor who are not officers or employees of Sepracor. The options granted under the Directors' Plan have a maximum term of ten years from date of grant and have an exercise price of not less than the fair market value of the stock on the date of grant and vest over five years. In May 1996, the shareholders approved an amendment to the Directors' Plan increasing the number of shares of common stock, which may be granted to 275,000.

On October 1997, the Board of Directors approved the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan permits Sepracor to grant ISOs and NSOs to purchase up to 500,000 shares of common stock to employees and consultants of the Company. Executive officers are not entitled to receive stock options under the 1997 Stock Option Plan. ISOs and NSOs granted under the Plan have a maximum term of ten years from the date of grant and ISOs may not be granted at an exercise price less than fair market value.

The following tables summarize information about stock options outstanding at December 31, 1997 (in thousands, except per share amounts):


          Options Outstanding                                                     Options Exercisable
                                                              Weighted                          Weighted
    Range of                                Remaining         Average                           Average
    Exercise             Number            Contractual        Exercise        Number            Exercise
 Price Per Share      Outstanding              Life            Price        Exercisable           Price
---------------------------------------------------------------------------------------------------------
 $ 1.50 - 3.50              27                 2.52            $ 2.75            27               $ 2.75
   5.00 - 5.00             365                 6.57              5.00           200                 5.00
   5.25 - 5.75             351                 6.96              5.71           190                 5.70
   6.00 - 6.56             379                 6.59              6.12           202                 6.07
   6.63 - 12.63            506                 7.15             10.08           206                 9.03
  14.13 - 14.13             99                 8.09             14.13            22                14.13
  14.62 - 14.62            736                 7.79             14.62           292                14.62
  14.75 - 22.50            371                 8.84             17.65           101                15.40
  24.13 - 24.13             56                 9.37             24.13            --                   --
  24.25 - 41.00            595                 9.51             24.37            --                   --
---------------------------------------------------------------------------------------------------------
 $ 1.50 - 41.00          3,485                 7.75            $13.16         1,240               $ 9.18
---------------------------------------------------------------------------------------------------------


                                     1997                    1996                        1995
                                           AVERAGE                      Average                           Average
                                          PRICE PER                    Price Per                         Price Per
                                 NUMBER     SHARE         Number         Share           Number            Share
------------------------------------------------------------------------------------------------------------------
Balance at January 1             3,277      $ 9.55        3,225         $ 7.77           2,468             $ 5.47
Granted                            757       24.10          651          13.77           1,760              10.22
Exercised                         (433)       6.00         (429)          3.88            (340)              3.00
Cancelled                         (116)       9.84         (170)          6.37            (663)              8.14
------------------------------------------------------------------------------------------------------------------
Balance at December 31           3,485      $13.16        3,277         $ 9.55           3,225             $ 7.77
------------------------------------------------------------------------------------------------------------------
Options exercisable at
  December 31                    1,240                    1,088                            948

Weighted average fair
  value of options granted
  during the year               $15.88                   $ 9.46                         $ 6.99

There were 537,000 options available for future grant as of December 31, 1997.

In 1996, the shareholders approved the 1996 Employee Stock Purchase Plan ("1996 Plan"), which succeeded the 1994 Employee Stock Purchase Plan. Under the 1996 plan, an aggregate of 120,000 shares of common stock maybe purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Options were exercised to purchase 31,423, 23,977, and 39,820 shares for a total of $556,111, $296,016, and $229,506, during the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, there were 86,844 shares of authorized but unissued common stock reserved for future issuance under the 1996 plan.

STOCK WARRANTS: In 1991, Sepracor issued warrants to purchase 200,000 shares of common stock at $10.00 per share, all of which were exercised in 1995. The warrants were exercised in a cashless transaction in August 1995 with the issuance of 48,340 shares of common stock. In connection with a subordinated debt agreement, Sepracor issued warrants to purchase 30,140 shares of common stock at a price of $1 per share. Warrants to purchase 10,520 shares are outstanding at December 31, 1997. The warrants may be exercised at any time until 2001 and are callable by Sepracor and redeemable at certain times or events.

In 1994, in connection with the issuance of the Series A Convertible Preferred Stock, Sepracor issued warrants to purchase 1,021,650 shares of common stock at prices of between $6.30 and $12.00 per share. The warrants expire on September 30, 2004, subject to accelerated expiration in certain events. In July 1995, Sepracor received approximately $6,335,000 from the exercise of these warrants to purchase 971,650 shares of common stock with exercise prices of $6.30 and $7.50 per share. At December 31, 1997, warrants to purchase 23,000 shares remain outstanding, all of which are exercisable at $6.30 per share.

Q - INCOME TAXES
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset.

Sepracor's statutory and effective tax rates were 34% and 0%, respectively, for the years 1997, 1996 and 1995. The effective tax rate was 0% due net operating losses and nonrecognition of any deferred tax asset. At December 31, 1997, Sepracor had federal and state tax net operating loss carryforwards ("NOL") of approximately $115,000,000 and $75,000,000, which will expire through 2012 and 2002, respectively. Based upon the Internal Revenue Code and changes in company ownership, utilization of the NOL will be subject to an annual limitation. Sepracor also had a NOL from its operation in France of approximately $13,000,000. Approximately $12,000,000 of this NOL will expire in 2000; the remainder may be carried forward indefinitely. Sepracor also had a NOL from its operation in Canada of approximately $3,600,000 which may be carried forward indefinitely. At December 31, 1997, Sepracor had federal and state research and experimentation credit carryforwards of approximately $3,900,000 and $2,900,000, respectively, which will expire through the year 2012. Sepracor also had Canadian research and experimentation credits of $1,100,000 which will expire through 2007.

The components of Sepracor's net deferred taxes were as follows at December 31:


(in thousands)                                        1997                1996
------------------------------------------------------------------------------
Assets
   NOL Carryforwards                              $ 50,213            $ 50,596
   Reserves                                            226                 306
   Tax Credit Carryforward                           7,989               5,287
   Patent                                              489                 389
   Accrued Expenses                                  5,434               3,735
   Research and development
     capitalization                                  9,827               9,217
   Equity in loss of investees                       7,638               7,981
   Other                                             1,605               2,657
------------------------------------------------------------------------------
Liabilities
   Basis difference of subsidiaries                (13,628)            (12,005)
   Property and Equipment                              --                 (237)
Valuation allowance                               $(69,793)           $(67,926)
------------------------------------------------------------------------------
Net deferred taxes                                $     --            $     --
------------------------------------------------------------------------------


R - AGREEMENTS
In December 1997, Sepracor signed a licensing agreement with Schering-Plough Corporation ("Schering") giving Schering exclusive worldwide rights to Sepracor's patents covering descarboethoxyloratadine ("DCL"), an active metabolite of loratadine. Under the terms of the agreement, Sepracor has exclusively licensed its DCL rights to Schering, which expects to develop and market the DCL product worldwide. Schering will pay Sepracor an upfront license fee of $5,000,000 and royalties on DCL sales, if any, beginning at first product launch. Any such royalties paid to Sepracor would escalate over time and upon the achievement of sales volume and other milestones. As of December 31, 1997, the agreement was still pending clearance under the Hart Scott Rodino Act.

In January 1998, Sepracor and Schering were notified that no objection would be raised under the Hart Scott Rodino Act with respect to their license agreement. Shortly thereafter, Sepracor received the $5,000,000 upfront license payment from Schering and recorded the payment as license revenue in the first quarter of 1998. The upfront license fee will be offset against future royalty payments.

On February 4, 1998, Sepracor signed a collaboration and license agreement with Janssen Pharmaceutica, N.V. ("Janssen"), a wholly-owned subsidiary of Johnson & Johnson, relating to the development and mar-keting of norastemizole, a third generation nonsedating antihistamine. Under the terms of the agreement, the companies will jointly fund the development of norastemizole, and Janssen has an option to acquire certain rights regarding the product in the U.S. and abroad. When exercised, Janssen and Sepracor will equally share the costs and profits associated with the further development, marketing and sales of norastemizole in the United States. Sepracor will also retain the right to co-promote the product in the U.S. Alternatively, Sepracor can elect to receive royalties, if any, on Janssen sales of norastemizole in the U.S. in the event it decides not to co-promote the product. Outside of the U.S., Janssen has the right to develop and market norastemizole, and Sepracor will earn royalties on product sales, if any. In addition, Janssen has worldwide OTC rights to norastemizole.

In June 1993, Sepracor licensed to MMD (now Hoescht Marion Roussel Inc.) its U.S. patent application covering the use of terfenadine carboxylate, a metabolite of terfenadine ("Seldane"), to be developed by MMD. Under this agreement, Sepracor recorded $3,750,000 as license fee revenue in 1994, for the issuance of a patent covering the use of terfenadine carboxylate. The agreement calls for future license fees of up to $3,750,000 subject to certain other milestones and royalties on sales if and when they occur. As of December 31, 1997, Sepracor had received the first milestone payment of $1,875,000 and recorded $469,000 in sub-license expense payable to a third party for the year ended December 31, 1997. See Note N for discussion of patent interference.

In 1992, Sepracor licensed to Sterling Healthcare, Inc. Sepracor's use-patent application and related technology for the single isomer of a non-steroidal anti-inflammatory drug. Under the terms of the agreement, Sepracor received research and development funding and license fees. In 1995, Sepracor recognized $650,000 related to achievement of a specific benchmark in the agreement. In December 1995, this agreement was terminated with no remaining obligations outstanding.

S - EMPLOYEES' SAVINGS PLAN
Sepracor has a 401(K) savings plan (the "401K Plan") for all domestic employees. Under the provisions of the 401K Plan, employees may voluntarily contribute up to 15% of their compensation up to the statutory limit. In addition, Sepracor can make a matching contribution at its discretion. Sepracor matched 50% of the first $2,000 contributed by employees up to $1,000 maximum per employee during 1996. In June 1997, this match was raised to 50% of the first $3,000. This match amounted to $119,000 and $49,000 in 1997 and 1996, respectively. There were no Company matches in 1995.

T - DISPOSAL OF BIOPASS
In July 1995, BioSepra sold Biopass for $1,300,000, payable in quarterly installments of $100,000 from September 30, 1995 through June 30, 1996 and $150,000 beginning on September 30, 1996 through December 31, 1997. The full value of the sale price was reserved pending the buyer's payment and was recognized as payments were received. In 1995, one payment of $100,000 was received. No payments were received in 1996 or 1997. As part of the sale agreement BioSepra retained the chromatography column technology that it assumed when it acquired Biopass. In 1996, BioSepra wrote-off the remaining unamortized portion of this purchased technology of approximately $741,000. The sales contract also provided for a renewable royalty free technology license in which the buyer may develop, manufacture and sell products incorporating the technology retained by BioSepra. During the period the buyer is required to make installment payments, BioSepra is the exclusive seller of chromatography columns and accessories and had committed to at least $1,000,000 in orders per year, provided minimum gross margins are met. In January 1996, the commitment to purchase chromatography columns and accessories was terminated by the Company due to the inability of the purchaser to meet certain commitments.

The results of Biopass' operations through July 1995 have been included in the consolidated results. The revenues, loss from operations and net loss for Biopass for 1995 are $1,878,000, $(1,208,000) and $(44,000), respectively. The loss of $2,964,000, on the disposal, was recorded as restructuring and impairment charges in the statement of operations (see Note H). This loss equals the net liabilities transferred in the sale; the net liabilities are excluded from the Company's consolidated balance sheet for 1995.

U - SUMMARIZED FINANCIAL INFORMATION
The following is the summarized financial information for Versicor, HemaSure and
ChiRex:

                                    1997                          1996
(in thousands)             VERSICOR      HEMASURE          ChiRex     HemaSure
--------------------------------------------------------------------------------
Current assets              $19,610       $ 9,097         $40,853     $ 18,263
Non-current assets            7,300         1,510          89,953        2,297
Current liabilities           1,308         3,026          25,405        3,419
Non-current liabilities       6,034         9,048          15,333        9,212

Net sales                       --          2,357          74,615          779
Gross profit (loss)             --         (1,326)         18,107       (3,006)
Net income (loss)           $(6,203)      $(9,884)        $(8,309)    $(40,598)


Summarized financial information for ChiRex is not presented in 1997, as Sepracor sold its investment on March 31, 1997 (see Footnote D).

V - SEGMENT INFORMATION
Sepracor, through BioSepra, develops, manufactures and markets processes and products for the synthesis, separation and purification of pharmaceutical and biopharmaceutical compounds. BioSepra operates exclusively in the separations business, which Sepracor considers to be one business segment. Financial information by geographic area is as follows for the periods indicated:

(in thousands)                                  1997          1996         1995
--------------------------------------------------------------------------------
Revenues
United States:
Unaffiliated customers                      $  9,810      $ 11,651     $   8,883
Transfer to other geographic areas               (16)        3,050         1,195
                                            ------------------------------------
Total                                          9,794        14,701        10,078
                                            ------------------------------------

Europe:
Unaffiliated customers                         5,527         6,187         7,324
Transfer to other geographic areas             1,571         2,999         1,703
                                            ------------------------------------
Total                                          7,098         9,186         9,027
                                            ------------------------------------
Eliminations and adjustments                  (1,555)       (8,846)       (2,898)
                                            ------------------------------------
Total Revenues                              $ 15,337       $15,041      $ 16,207
                                            ------------------------------------

Operating Loss
United States                               $(55,666)      $(45,638)    $(33,865)
Europe                                           942          1,752       (6,049)
Eliminations and adjustments                    (419)             3         (551)
                                            ------------------------------------
Total Operating Loss                        $(55,143)      $(43,883)    $(40,465)
                                            ------------------------------------

Total Assets
United States                               $203,806       $165,871     $292,236
Europe                                         5,802          6,343        6,713
Canada                                         7,427          7,088        7,744
Eliminations and adjustments                 (88,528)       (32,613)    (103,980)
                                            ------------------------------------
Total Assets                                $128,507       $146,689     $202,713
                                            ------------------------------------


Of the $9,810,000, $11,651,000 and $8,883,000 U.S. sales to unaffiliated customers for the years ended December 31, 1997, 1996 and 1995, respectively, $168,000, $630,000, and $1,822,000, respectively, were export sales to the Far East.

W - SUBSEQUENT EVENT

On March 26, 1998, Sepracor and Beckman terminated their Stock Purchase Agreement under which Beckman acquired 312,500 shares of Sepracor Series B Redeemable Exchangeable Preferred Stock. Sepracor paid Beckman the original purchase price of the stock plus accrued dividends totalling $6,850,000. As a result of this termination subsequent to year-end, Sepracor has reclassed its convertible redeemable preferred stock as a current liability at December 31, 1997. In addition, BioSepra and Beckman amended their distribution agreement whereby BioSepra granted a non-exclusive right to manufacture instruments to Beckman, removed its obligation to manufacture instruments for Beckman, and sold the discontinued instrument product inventory to Beckman for $250,000.

ANNUAL MEETING INFORMATION

The Annual Meeting of Shareholders will be held at 9:00 a.m. on May 27, 1998 at the offices of Hale and Dorr, Sixty State Street, Boston, MA.

COMMON STOCK
The Common Stock of Sepracor Inc. is traded on the Nasdaq Stock Market under the symbol SEPR.

GENERAL COUNSEL
Hale and Dorr, Boston, MA

PATENT COUNSEL
Pennie & Edmonds, New York, NY

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand LLP, Boston, MA

CORPORATE HEADQUARTERS
Sepracor Inc.
111 Locke Drive
Marlborough, MA 01752
Telephone: (508) 481-6700
Facsimile: (508) 357-7499




Sepracor and ICE are trademarks of Sepracor Inc. HemaSure, LeukoNet, and SteriPath are trademarks of HemaSure Inc. BioSepra is a trademark, and Hyper D and ProSys are registered trademarks of BioSepra Inc. Ventolin, Zofran and Serevent are registered trademarks of Glaxo Group Limited. Proventil and Claritin are registered trademarks of Schering Corporation. Foradil is a registered trademark of Ciba-Geigy Corporation. Atock is a trademark of Yamanouchi, Inc. Hismanal is a registered trademark of Janssen Pharmaceutica N.V. Seldane is a registered trademark of Merrell Dow Pharmaceuticals, Inc. Ditropan is a registered trademark of Marion Merrell Dow. Allegra is a registered trademark of Merrell Pharmaceuticals. Cardura is a registered trademark of Pfizer Inc. Orudis is a registered trademark of Rhone-Poulenc Rorer, S.A. Actron is a trademark of Bayer Corporation. Prozac is a registered trademark of Eli Lilly and Company. Propulsid and Sporanox are registered trademarks of Johnson & Johnson. Toradol is a registered trademark of Syntex USA. Levaquin is a trademark of Daiichi Pharmaceutical Company LTD. POROS is a registered trademark of PerSeptive BioSystems, Inc. Prilosec is a registered trademark of Astra Aktiebolag. Prevacid is a registered trademark of TAP Holdings Inc. Imovane is a registered trademark of Rhone-Poulenc Sante. Meridia is a registered trademark of Knoll Pharmaceutical Company. Zyban is a trademark of Glaxo Group Limited. Ambien is a registered trademark of Synthelabo. Paxil is a trademark of Smithkline Beecham Corp. Zoloft is a registered trademark of Pfizer Inc. Wellbutrin is a registered trademark of Glaxo Wellcome Inc. Oxis is a trademark and Turbuhaler is a registered trademark of Akiebolaget Astra. Pantozol is a trademark of Byk Gulden Lomberg Chemische Fabrik GMBH.

DIRECTORS                                                            OFFICERS
James G. Andress                                                     Timothy J. Barberich
Former Chairman, Beecham Pharmaceuticals,                            President and Chief Executive Officer
Former President and COO, Sterling Drug Inc.
                                                                     David S. Barlow
Timothy J. Barberich                                                 Executive Vice President and President, Pharmaceuticals
President and Chief Executive Officer, Sepracor Inc.
                                                                     David P. Southwell
Digby W. Barrios                                                     Executive Vice President; Chief Financial Officer and
                                                                     Secretary
Former President and CEO, Boehringer Ingelheim
Corporation                                                          James R. Hauske, Ph.D.
                                                                     Senior Vice President, Discovery
Robert J. Cresci
Managing Director, Pecks Management Partners Ltd.                    Douglas E. Reedich, Ph.D., J.D.
                                                                     Chief Patent Counsel
Robert F. Johnston
Managing Director, Johnston Associates                               Paul D. Rubin, M.D.
                                                                     Senior Vice President, Drug Development
Keith Mansford, Ph.D.
Former Chairman, R&D, SmithKline Beecham plc                         Robert F. Scumaci
                                                                     Senior Vice President, Finance & Administration,
James F. Mrazek                                                      and Treasurer
Former Vice President and General Manager,
Healthcare Division of Johnson &                                     Stephen A. Wald
Johnson Products Inc.                                                Vice President, Chemical R&D

Alan A. Steigrod
Former Executive Vice President, Glaxo Holdings plc


                        [PICTURE OF DIRECTORS/OFFICERS]



Pictured left to right, front row: Paul D. Rubin, M.D., Timothy J. Barberich and David S. Barlow. Middle row: James R. Hauske, Ph.D. and David P. Southwell. Back row: Robert F. Scumaci, Stephen A. Wald and Douglas E. Reedich, Ph.D.

Design: MediaConcepts Corporation